Exhibit99.1

BAJA MINING CORP.

Toronto Stock Exchange: BAJ

ANNUAL INFORMATION FORM

For the year ended December 31, 2011

Dated: March 30, 2012

TABLE OF CONTENTS

Preliminary Notes	3
Cautionary Note to United States Investors Regarding Mineral Reporting Standards	5
United States and Canadian Reporting Definition Differences For Mineral Properties	5
SEC Industry Guide 7	6
CIM Definition Standards	6
Metric Conversion Table	8
Material Incorporated by Reference	9
Presentation of Financial Information	9
ITEM 1: Incorporation	10
Baja Mining Corp	10
Subsidiaries of Baja	10
Baja – Public Company Information	12
ITEM 2: General Development of Business	13
Summary	13
Company Development 2009 – 2011	13
Moving Forward at Boleo – 2012 & 2013	20
ITEM 3: Narrative Description of Business	21
Company Overview	21
General Overview – Boleo Project	21
Competitive Conditions	22
History of Boleo	23
Mineral Project Disclosure	23
Environmental	27
Research, Development, Patents and Licenses	30
ITEM 4: Risk Factors	31
ITEM 5: Description of Share Capital	43
Outstanding Classes of Securities	43
Dividend Policy	44
ITEM 6: Market for Securities	44
Common Shares	45
Prior Sales	45
ITEM 7: Directors and Officers	46
Biographies	48
Committees of the Board of Directors	52
Potential Conflicts of Interest of Baja’s Officers/Directors	54
ITEM 8: Legal Proceedings and Regulatory Actions	55
ITEM 9: Cease Trade Orders, Bankruptcies, Penalties or Sanctions	56
ITEM 10: Interest of Management and Others in Material Transactions	57
ITEM 11: Transfer Agent and Registrar	57
ITEM 12: Material Contracts	57
ITEM 13: Names of Experts	58
ITEM 14: Additional Information	58

PRELIMINARY NOTES

Cautionary Statement Regarding Forward-Looking Statements

Certain information provided in this AIF and the documents incorporated by reference herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of copper, cobalt, zinc and manganese, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward-looking statements in this AIF and the documents incorporated by reference herein, the Company has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

  market fundamentals will result in reasonable demand and prices for copper, cobalt, zinc and manganese;

  mine plan scenarios will be viable, and that development, construction and other work at the Boleo Project will proceed as expected;

  the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

  the advice the Company has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

  planned mining techniques and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful; and

  the Company will continue to be able to draw on its loans from lenders involved in the debt financing that closed on September 28, 2010.

We cannot assure you that any of these assumptions will prove to be correct.

Often, but not always, forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "may", "could", "would", "might", "will", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this AIF should not be considered as a representation by the Company or any other person that the

Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those expressed or implied in the forward looking statements, including the following, which are discussed in greater detail under the heading "Risk Factors" in this AIF and the documents incorporated by reference herein:

  fluctuations in prices of copper, cobalt, zinc and manganese;

  fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican peso exchange rates;

  the increased demand for, and cost of exploration, development and construction services and equipment;

  the Company's history of losses and the possibility of future losses;

  risks related to future exploration, development, mining and mineral processing;

  the ability of the Company to achieve and/or meet production volume or operating cost estimates;

  the ability of the Company to achieve and/or maintain projected production levels at the Boleo Project;

  uncertainty related to title of the Company's mineral properties;

  the accuracy of mineral reserve and mineral resource estimates;

  the availability of infrastructure necessary to develop the Boleo Project;

  the cost of reagents and, in particular, sulphur and petroleum based products;

  the ability of the Company to retain and recruit qualified personnel or raise capital;

  the ability of the Company to obtain or maintain external financing to develop the Boleo Project;

  risks associated with mining activities situated entirely in a single country;

  risks associated with potential changes in governmental legislation or regulatory requests;

  risks associated with development activities abroad;

  the risk that permits and regulatory approvals necessary to develop and operate a mine on the Company's property will not be available on a timely basis, on reasonable terms or at all;

  environmental risks;

  the loss of key personnel;

  hedging risks;

  the ability of the Company to comply with the terms of its credit facilities; and

  the ability of the Company to maintain adequate internal control over financial reporting.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this AIF and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as expressly required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING MINERAL REPORTING STANDARDS

The disclosure in this AIF and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms "measured mineral resources" "indicated mineral resources", "inferred mineral resources", "proven mineral reserves" and "probable mineral reserves" are used in this AIF and documents incorporated by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this AIF or the documents incorporated herein by reference is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of "contained pounds" is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

UNITED STATES AND CANADIAN REPORTING DEFINITION DIFFERENCES FOR MINERAL PROPERTIES

The Company reports mineralized material under two separate standards to meet the requirements for reporting in both the U.S. and Canada. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, commonly referred to as NI 43-101. NI 43-101 follows guidelines set out in the Canadian institute of Mining, Metallurgy and Petroleum (the "CIM") standards on mineral resources and mineral reserves definitions and guidelines adopted by the CIM council. Canadian and U.S. standards are substantially different, with Industry Guide 7 being generally more conservative than NI 43-101. Some such differences are provided below.

SEC Industry Guide 7

Reserve

That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Proven (Measured) Reserves

Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well- established.

Probable (Indicated) Reserves

Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

There are no Resource categories under SEC Industry Guideline 7

CIM Definition Standards

Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by a qualified person as defined in National Instrument 43-101 (the “Qualified Person”) in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

METRIC CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

Metric Unit =	U.S. Measure	U.S. Measure =	Metric Unit
1 hectare	2.471 acres	1 acre	0.4047 hectares
1 meter	3.2881 feet	1 foot	0.3048 meters
1 kilometer	0.621 miles	1 mile	1.609 kilometers
1 gram	0.032 troy oz.	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes
1 tonne	2,204.62 pounds	1 pound	0.00045 tonnes
1 gram/tonne	0.029 troy ozs./ton	1 troy ounce/ton	34.28 grams/tonne

MATERIAL INCORPORATED BY REFERENCE

Documents referenced throughout this AIF, including but not limited to press releases, information circulars and technical reports can be found on SEDAR at www.sedar.com or on the Company’s website at www.bajamining.com.

PRESENTATION OF FINANCIAL INFORMATION

Financial information provided throughout this AIF is referenced in United States dollars unless stated otherwise.

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ITEM 1	INCORPORATION

Baja Mining Corp.

Baja Mining Corp. (“Baja” or the “Company”) was incorporated under the laws of the Province of British Columbia, Canada pursuant to the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) on July 15, 1985 under the name, Scimitar Systems Inc. Since that time, the Company’s name has changed to Gypsy Resources Ltd. (May 12, 1987), Pacific Century Explorations Ltd (February 2, 1990), Goldwater Resources Ltd. (June 9, 1994), First Goldwater Resources (February 6, 1999) and finally to its present identity as Baja Mining Corp. (July 20, 2004).

In April 2004, the Company completed a reverse acquisition of Mintec International Inc. (a Barbados incorporated company continued into British Columbia as Mintec Processing Ltd (“Mintec”). Through the reverse takeover, the Company acquired all of the issued and outstanding shares of Mintec in exchange for 40,000,000 common shares of the Company issued pro-rata to the shareholders of Mintec. Mintec was the 100% owner of the Boleo Project (“Boleo”, the “Boleo Project” or the “Project”), through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) (incorporated under the laws of Mexico on January 22, 2002), at the time of the reverse acquisition. Prior to the completion of the reverse takeover, Mintec was a privately-held company in the business of mineral exploration and development. The Boleo Project, the sole mineral property of the Company, is a copper, cobalt, zinc and manganese project near Santa Rosalia, Baja California Sur, Mexico. More information on the Boleo Project can be found beginning on page 13 under Item 2: General Development of Business. Since the reverse acquisition in April 2004, Baja has been focused on the exploration, funding, development and operation of the Boleo Project.

Since the Company’s incorporation, several consolidations of its common shares have taken place. There have been no share consolidations since the Company became Baja Mining Corp. in 2004. In August 2006, the Company altered its articles of incorporation to increase its authorized capital from 200,000,000 shares without par value to an unlimited number of common shares without par value.

The Company's head office and registered and records office is located at:

Suite 500 – 200 Burrard Street
Vancouver, BC, Canada V6C 3L6
Phone number:	(604) 685-2323
Fax number:	(604) 629-5228

Subsidiaries of Baja

On December 28, 2007, Invebaja S.A. de C.V. (“Invebaja”), a wholly owned subsidiary of Baja was incorporated in Mexico. On March 4, 2008, both Desarrollos y Servicios Costeros S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central S.A. de C.V. (“Meseta”), were incorporated under the laws of Mexico. Costeros employs the Company’s non-union employees building and operating the Boleo Project, while Meseta has been designated the service subsidiary for the Company’s unionized workers building and operating the Boleo Project. In 2008, the Company partnered with a consortium of Korean companies including Korea Resources Corporation, LS Nikko Copper, Hyundai Hysco, SK Networks and Iljin Materials (together, the “Korean Consortium”). The Consortium bought a 30% stake in the Boleo Project (further details of the Korean Consortium transaction can be found on page 14 of the Company’s AIF dated March 30, 2011 filed under its profile on SEDAR: www.sedar.com).

During 2010, Baja and its subsidiaries underwent an internal restructuring in order to align its legal, finance and tax structure with its business objectives. Pursuant to the restructuring, two Luxembourg private limited liability companies, Baja International S.à r.l. and Boleo International S.à r.l., were incorporated and now hold Baja's ownership interest in MMB, and ultimately the Boleo Project. Also as a result of the restructuring, Invebaja was merged into MMB, and Mintec was amalgamated with Baja. Figure 1 below illustrates the pre-2010 restructuring corporate structure, while Figure 2 below provides the current, post-restructuring inter-corporate relationship between the Company, its five subsidiaries, its partners and the Boleo Project.

Figure 1: Pre-2010 Restructuring Corporate Structure

Figure 2: Current Corporate Structure (Post 2010 corporate restructuring)

Baja – Public Company Information

The Company’s shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the ticker symbol BAJ. Baja is currently a reporting issuer in British Columbia, Alberta and Ontario. The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the SEC. The Company’s initial Form 20-F was filed with the SEC on December 8, 2006 and cleared by the SEC on January 10, 2007. The common shares of the Company trade in the U.S. through the OTCQX market. The OTCQX provides a gateway to U.S. securities markets for international companies that are listed on a qualified non U.S. exchange. The Company is also listed on the Frankfurt Exchange under the ticker symbol B1Y. More information about Baja’s public listing can be found below in Item 6: Market for Securities.

ITEM 2	GENERAL DEVELOPMENT OF BUSINESS

Summary

The Company listed on the TSX-Venture Exchange in April 2004, and in February 2007 graduated to the Toronto Stock Exchange. The Company currently has a single project, the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalía, Baja California Sur, Mexico. A definitive feasibility study was completed between 2004 and 2007 confirming the viability of the Boleo Project. The Company partnered with a consortium of Korean companies in 2008, and after near completion of funding in 2008 fell victim to the world financial crisis and entered a slow-down period. Project financing in the amount of $ 1.18 billion obtained in November 2010, and the Boleo Project is currently under construction with first copper production scheduled to commence in the first half of 2013.

Company Development 2009 – 2011

The following is a summary of key developments over the past three years.

2009 Developments

As the financial crisis unfolded in late 2008, the Company was unable to complete its project financing and was required to slow down development of the Boleo Project. During the slowdown, the Company was able to devote significant time to preparing detailed engineering plans. Work also continued at Boleo to complete the initial phase of construction of the construction camp. The Company also continued to work together with its Korean partners throughout 2009 to develop a new project schedule, and to work with its financial advisors to implement a financial package for the construction of Boleo.

Engineering, Procurement & Construction Management (“EPCM”) Contractor Selected

In May 2009, after an extensive bidding process, the Company selected a well-recognized engineering firm to perform the EPCM for the Boleo Project in a two-phase approach. Phase one consisted of the development of an open book capital cost estimate and construction schedule. Phase two included the negotiation of an EPCM contract necessary to bring Boleo into production.

Appointment of Chief Operating Officer

In June 2009, Michael Shaw was appointed to the position of Chief Operating Officer (“COO”) of the Company, supplementing his existing role as Vice President Construction and Engineering. As COO, Mr. Shaw was responsible for leading the development of an open-book capital cost estimate and construction schedule for the Boleo Project, and assumed responsibility for the engineering and construction of the Project once construction financing was completed. Mr. Shaw also assumed responsibility for oversight of the organization, recruitment and implementation of the Project site operating group, including all procurement, logistics, engineering, process and mining personnel.

Manganese Potential Explored

In June 2009, tests completed under the supervision of Dr. Thomas Glück, Baja’s Director of Process Technology, and Dr. David Dreisinger, Baja’s Vice President – Metallurgy, at the University of British Columbia’s Hydrometallurgy Research Laboratory successfully demonstrated that manganese metal could be manufactured from manganese carbonate concentrate produced from Boleo, using conventional hydrometallurgical processing steps. This was an important milestone in the development of the manganese potential at Boleo.

Project Financing Efforts Underway

At the end of 2009, the Company’s efforts to complete construction financing remained underway. As the world financial crisis had limited the ability of commercial lenders to provide large financing packages for the development of projects the size of Boleo, the Company turned to export credit agencies (“ECAs”) and development banks for the majority of its financing and worked closely with its financial advisor Endeavour Financial International Limited, to progress discussions, negotiations and due diligence.

2010 Developments

2010 was a pivotal year for the Company and the Boleo Project. In March 2010, the Company filed a base shelf prospectus (the “Prospectus”) with the securities commissions in each of the provinces of British Columbia, Alberta and Ontario and a corresponding shelf registration statement on Form F-10 with the SEC. These filings allowed Baja to make public offerings of its securities up to Cdn$500 million at any time during the 25 month period that the Prospectus remained effective and enabled the Company to complete a major equity financing towards the end of 2010.

Updated Technical Report

In March 2010, the Company published a NI 43-101 compliant updated technical report for the Boleo Project (the “Updated Technical Report”) that included information which formed part of a definitive feasibility study carried out between 2004 and 2007 and published in May 2007 (the “DFS”) and updated the capital cost estimate for construction of Boleo as prepared by the EPCM contractor hired in 2009. This capital cost estimate was used as the basis for the amount of construction financing required to complete the Boleo Project being $889 million; inclusive of an approximate $80 million equipment lease for the majority of mobile equipment for the Project. The Updated Technical Report is posted on the Company’s website as well as under its profile on SEDAR.

Project Financing – $1.18 Billion Secured for Boleo

In August 2010, Baja completed a public offering of 21,875,000 common shares at a price of Cdn$0.80 per share to raise gross proceeds of Cdn$17.5 million (the “August 2010 Offering”). The August 2010 Offering was underwritten by a syndicate led by Cormark Securities Inc., and included CIBC World Markets Inc., Canaccord Genuity Corp. and Rodman and Renshaw LLC.

In September 2010, after over 14 months of due diligence and negotiations, the Company received confirmation from the two ECAs, the Export-Import Bank of the United States (“US Exim”) and Export Development Canada (“EDC”), the Korean Development Bank (“KDB”) and a group of commercial banks including Standard Chartered Bank, Standard Bank, Unicredit, Barclays Capital and West LB, (together, the “Commercial Lenders”) that all necessary credit approvals had been obtained in relation to credit facilities arranged for the development of the Boleo Project. In total, $823 million in senior debt financing, subordinated debt and cost overrun facilities (the “Project Facilities”) was arranged for Boleo.

The combined credit-approved Project Facilities totaled $823 million. The amount provided by each lender under the Project Facilities is detailed in Table 1 below.

Table 1: Project Facilities for Boleo
PROJECT FINANCING ($ millions)
US Exim	419
EDC	150
KDB	90
Commercial Lenders	100
TOTAL	759
SUBORDINATED DEBT ($ millions)
KDB	64
TOTAL	823

In November 2010, the Company completed a cross border bought deal equity financing for gross proceeds of Cdn$184.1 million (the “November 2010 Offering”). Pursuant to the November 2010 Offering, Baja issued 167,325,000 common shares at a price of Cdn$1.10 per common share. The November 2010 Offering was underwritten by a syndicate co-led by Raymond James Ltd. and Canaccord Genuity Corp., and included Cormark Securities Inc., CIBC World Markets Corp., and Haywood Securities Inc. Louis Dreyfus Commodities Metals Suisse S.A. (“Louis Dreyfus”) purchased 36,000,000 of the common shares sold pursuant to the November 2010 Offering for gross proceeds of Cdn$39.6 million. Additionally in conjunction with the Project Facilities, Louis Dreyfus provided a $35 million convertible cost overrun facility (the “COF”) which, if drawn, converts into common shares of Baja at Cdn$1.10 per common share. As part of the COF, Baja has also issued Louis Dreyfus bonus warrants for 7,408,727 common shares of Baja at a strike price of Cdn$1.375 per common share which are exercisable in the event that the COF is not drawn (or proportionately if not fully drawn).

Together, the Project Facilities and November 2010 Offering completed the construction financing required for the Boleo Project, allowing construction to commence.

In December 2010, the Company received the “Exploration and Development Funding Award” for the effectiveness of its $1.18 billion financing package at the annual Mines and Money awards dinner, sponsored by Mining Journal and held in London, UK. The award was received for the signing of $823 million in Project Facilities and Baja was overwhelmingly picked by its peers and members of the mining community to receive the award. Members of Baja’s senior executive team were in attendance as Baja’s President and CEO, John Greenslade, accepted the award. In March 2011, the Company was also awarded the Project Finance Magazine “2010 Deal of the Year” award in the Latin American mining category at an awards dinner in New York. Members of the Company’s executive team, board of directors, lenders group and advisory team were in attendance as Mr. Greenslade accepted the award on behalf of Baja.

Hedging Program

Also in December 2010, Baja completed a zero cost collar copper hedge program arranged with the Commercial Lenders. This completed one of the main outstanding conditions precedent relating to the Project Facilities. The Company, through its operating subsidiary, MMB, purchased put options with a strike price of $5,291/tonne ($2.40/lb) and sold call options with an average strike price of $ 8,760/tonne ($3.97/lb) for 50% of the estimated copper production for the three year period of January 2014 to December 2016, inclusive, totalling 87,360 tonnes of copper. This program did not require any upfront outlay of cash for MMB. These contracts are financially settled monthly, based upon the copper price at the time of copper sales from Boleo. The effect for revenues from copper sales will be as follows:

  If the copper price is less than or equal to $5,291/tonne ($2.40/lb), MMB will receive the put strike price. This establishes a price floor at $5,291/ tonne ($2.40/lb), in accordance with the financial model for the Boleo Project.

  If the copper price is between $5,291/tonne ($2.40/lb) and $8,760/tonne ($3.97/lb), the Company will receive the actual copper spot price.

  If the copper price is greater than or equal to $8,760/tonne ($3.97/lb), the Company will receive the call strike price (for the 50% of production hedged).

The remainder of Boleo’s copper production over its anticipated 23 year mine life based on present reserves and the current mine plan will be sold based on spot copper prices (for the first ten years in accordance with offtake agreements with Louis Dreyfus Commodities Metals Suisse S.A for 70% and for the life of the mine with the Korean Consortium for 30%. Boleo’s cobalt and zinc sulphate production is anticipated to be sold at prevailing market prices.

Baja’s Addition to the Standard & Poor’s Indices

Standard & Poor’s Canadian Index Operations added Baja to both the S&P/TSX Global Mining Index and the S&P/TSX Global Base Metals Index as a result of the Quarterly S&P/TSX index review which showed a significant increase in Baja’s market capitalization and liquidity over the previous months.

Boleo Earthworks Commences

In December 2010, mass earthworks began on site at Boleo ahead of schedule, less than 30 days after release of the EPCM contractor, signaling the official re-start of construction of the Boleo Project after the 2008 slowdown.

2011 Developments

With construction financing in place, the Company re-commenced construction activities at Boleo, including mass earthworks, mobilization of the EPCM contractor and the hiring of over 2,500 employees and contractors for development of the Project.

Financing and Loan Drawdowns

In January 2011, the Company completed the final condition precedent to make its US Exim loan operational by fixing the interest rate of the loans provided by US Exim at 3.02% for the 14 year loan life. The US Exim loan totals $419.6 million with a 14 year term, and is a part of the $823 million Project Facilities that closed on September 28, 2010.

The Company spent its required project equity by the second quarter of 2011, allowing it to draw $50 million on the Baja funding loan available from the Consortium. During the third quarter, the Company was then able to draw $50 million from the subordinated debt facility available from KDB.

During the fourth quarter of 2011, the Company drew $176.5 million from the Project Facilities. The total amount of the Project Facilities amounts to $823 million of which $759 million is senior debt. The first draw from the senior debt facilities in October 2011 was drawn proportionately from all senior lenders and signified successful completion of conditions precedent. The second draw in December 2011 of approximately $52 million was completed entirely from US Exim.

Due to an administrative error, the commitment fees that were due to US Exim on December 18, 2011 were paid in January 2012. By payment of the commitment fees in January 2012, the Company remedied the error and was able to thereafter continue to draw from the senior debt facilities. Other than the late payment of the US Exim commitment fees, the Company was in compliance with all covenants associated with its senior debt facilities at December 31, 2011. Further information can be found in the Company’s Management’s Discussion and Analysis for the year-ended December 31, 2011 under the heading “Liquidity and Capital Resources”.

Directors, Officers and Staffing

In January 2011, the Company welcomed Wolf Seidler as an additional director to the Company’s Board of Directors. Mr. Seidler is a professional mining engineer and ICD.D (certified director designation provided by the Institute of Corporate Directors) director with more than forty years in the Canadian and international mining industry. Mr. Seidler is the independent director nominee of LDC which is one of Baja’s largest shareholders. In May 2011, the Board increased in size (from six to seven members). Ross Glanville and Robert Mouat did not stand for re-election and Giles Baynham, Gerald Prosalendis and Francois Marland were appointed by shareholders to the Board of Directors.

In December 2011, the Company appointed Independent Lead Director Mr. Giles Baynham as Chair of the Board and Mr. Wolf Seidler to the Nominating Committee. Mr. Baynham was elected as a director in May 2011. At that time, the Board intended that Mr. Baynham would progress to Chair after a familiarization period, which is now complete. Mr. John Greenslade, President and Chief Executive Officer, was acting Interim Chair from May 25, 2011. Mr. Greenslade has stepped down as Interim Chair and as a member of the Nominating Committee.

On December 16, 2011, the Company received notification that its largest shareholder, Mount Kellett Master Fund II A LP was requisitioning a special meeting of shareholders to attempt to make changes to the composition of the Board by removing Mr. Baynham and Mr. Prosalendis and adding two nominees of Mount Kellett – one being the managing director of the fund, Stephen Lehner. The outcome of the requisition will be determined at a special meeting of shareholders scheduled for April 3, 2012.

In December 2011, the Company announced the appointment of two new key members to the Company’s senior executive team. Mr. Adam Wright and Mr. Charles Hennessey joined the Company as COO and MMB Vice President Operations, respectively. Mr. Wright and Mr. Hennessey both bring extensive operational experience to Baja and the Boleo Project. Mr. Wright replaced the retiring COO, Mr. Michael Shaw. Mr. Shaw will be working closely with Mr. Wright to ensure a smooth transition through the end of construction and into plant operations. Mr. Shaw remains as Vice President Construction and Engineering and a Director of MMB.

Santa Rosalia Job Fair

In February 2011, and with the support of the state government, a job fair was held in Santa Rosalía to attract new workers to the project and aid in the Company’s recruitment efforts. This was a huge success with over seven hundred attendees and over four hundred local applications received. As with much of the rest of the world in recovery mode from the global financial meltdown, the Mexican construction industry has remained relatively depressed and so to date, the Company has not encountered problems finding qualified contractors. Through 2011 the Company increased in size from approximately 210 employees in December 2010 to more than 2,300 employees and contractors at the date of this AIF. Approximately 1000 workers have thus far been sourced from the local community.

Construction Progress

Significant construction progress was made during the year, including commencing construction of the:

  key components of the process plant, including the solid-liquid separation circuit (high-rate thickeners) and foundation for the solvent extraction electrowinning circuits;

  acid plant;

  tailings storage facility;

  mine maintenance facility; and

  marine terminal.

The activities relating to EPCM were 70% complete at February 29, 2012. The EPCM contractor has advanced project engineering to 92% completion. Detailed engineering is expected to be completed by mid-2012. The Company has been focused on integration between engineering and construction, including engineering support for concrete and structural steel design, since the planned move of engineering services by the Company’s EPCM contractor to Mexico was completed during the third quarter. The Company also continues to place its own key individuals in each significant project area to liaise with, integrate and manage the EPCM contractor.

Mass earthworks at the Boleo processing plant are nearing completion in most areas with concrete work also well underway. Two batch plants were put into use, supplying up to 120 cubic meters per hour of concrete in support of the 72,000 cubic meters of concrete required for development of the plant and other infrastructure over the coming months. The Company has poured 56% or approximately 40,000 cubic meters of concrete, which was largely used in construction of the six 60 meter diameter high-rate thickeners, along with foundations for acid tanks, leach tanks and milling equipment. Deliveries of process equipment for the plant and bulk materials such as piping and structural steel are arriving daily.

In August 2011, the first of three desalination plants became operational. The desalination plant was the first permanent unit of the processing plant to become operational. It provides 530,000 litres of fresh water per day, including all of the fresh water required for drinking and construction at the Boleo site. The two other desalination plants will be constructed by Q3 2012 and will provide all of the fresh water required for permanent operations at Boleo.

Three 2.5 megawatt power generators became operational in February 2012. These three generators are supplying electrical power for construction activities, for initial mining operations and to the camp. During the production phase, the increased power demand will be provided by three additional generators, each with 7.7 megawatts of capacity, and from the cogeneration of power from the burning of sulphur in the acid plant. Construction of the mine maintenance facility was completed early in 2012, a slight delay from the planned timing for occupancy of December 2011. Camp construction and laboratory construction were completed, and the interior construction work for the on-site laboratory is complete and the facility is operational.

Mining Operations

Surface mining commenced in May 2011 and was largely focused on construction activities in the tailings dam area and on road construction. Currently the surface mining group has focused on selective ore production in addition to the other priorities in the early years. The Company has stockpiled approximately 280,000 wet tonnes of manto (a “manto” is the Spanish mining term for a mineralized layer) ore since the start of surface mining in the second quarter of 2011.

The surface mining equipment fleet has completed its initial compliment of primary equipment, consisting of hydraulic excavators, front end loaders, tractor bulldozers, and mining and hauling trucks, which the Company took receipt of in the first quarter of 2011. The Company has purchased and commissioned all of its major surface mining equipment.

Underground mining of development headings at the Boleo Project commenced on schedule in September 2011. The focus remains to build a safe and efficient mining organization to productively develop the Boleo reserves.

The Company expected a slow ramp-up to full production rates in underground mining, with the mine plan and production models being conservatively planned to reflect this. However, the advance of underground development is increasing but at slower rates than projected. This is to adequately manage the safety risks associated with training an inexperienced work force to operate in challenging ground conditions. The mining team also encountered more old mine workings than expected while developing the M-301 mine, which exacerbated the situation. With an ongoing commitment to training, the Company still believes the locally employed mine team will be able to meet the long term development and production targets of the mine plan. However, in the short term, a plan has been developed to mitigate any issues before they arise by engaging an experienced contract miner to undertake the development of the M-301 mine. In the meantime the Company will deploy its own resources in the M-303 mine with a focus on continuous improvement based on training the new workforce in safe and efficient mining techniques. The contract miner will provide their own equipment for development and will also provide training support to the Company. There will be no impact to the continued employment or hiring of the local workforce.

The Company is on target with tonnages of stockpiled ore required for plant start-up despite the slower start to underground mining, as this material is being adequately supplemented with ore from the ongoing surface mining effort.

Underground mining equipment received on site includes:

  roof bolters;

  shuttle cars;

  a continuous miner;

  several mine fans, face fans and air chillers;

  belt conveyor drives, take-ups and terminal groups;

  several electrical power centres, mine supply electrical transformers and associated switchgear; and

  a 2MW diesel generator.

The above-mentioned equipment allowed underground mining operations to commence prior to establishing the permanent power plant at Boleo. The Company has ordered approximately 85% of its major underground mining equipment. The Company has commissioned one of three continuous mining units and established portals and entries in two active underground mining areas and expects the second and third continuous miners by the end of April 2012 and August 2012, respectively.

First Stone Ceremony – Celebrating Boleo

In June 2011, the Company hosted Dr. Bruno Ferrari Garcia de Alba, Secretary of Economy of Mexico, as the personal representative of the President of Mexico, and other distinguished guests at the Boleo Project First Stone Ceremony celebrating the considerable importance of the Project to the regional and national economy.

Exploration and Drilling

Baja’s latest drill program at Boleo commenced in 2011 and is well underway, with 45 drill holes (8,170 meters) completed. The objectives of the $2.3 million drill program are to:

  extend mineralization around the limits of the planned mines at Boleo;

  define further potential high grade (+2%) areas of copper ore not in the current Boleo mine plan; and

  to test prospective areas of Manto 4, the deepest and most sparsely drilled manto on the Boleo property.

The Company does not yet have sufficient data to draw conclusions from the samples tested. The Company expects to publish preliminary results of its drilling program to date in April 2012.

Investigations Continue into Manganese Recovery Options at Boleo

During 2011 the Company has continued investigating market opportunities for the sale (or off-take) of manganese carbonate that could be produced at Boleo. Baja is continuing discussions with a number of parties interested in an off-take of potential manganese carbonate production. Concurrent with these marketing activities, Baja has made preparations to undertake test work and engineering studies to optimize the production of manganese carbonate and studies on the production of electrolytic manganese metal are currently on hold pending the outcome of work on manganese carbonate. The recovery and production of added-value manganese products is not currently included in the economic evaluation of the Boleo Project and, if progressed, is expected to further increase the value of the Project to stakeholders.

Moving Forward at Boleo – 2012 & 2013

Construction will continue at Boleo through 2012. The Company will continue to construct the processing plant, marine terminal and tailings storage facility, while continuing to stock pile material from both underground and surface mining operations. As mentioned above, the Company will also be engaging a contract miner in 2012 to assist in underground portal development and ongoing training of its mining work force.

Some developments anticipated in 2012 include:

  commencement of the erection of the ball mill and scrubber;

  completion of acid plant converter and CCD thickeners;

  completion of the marine terminal; and

  mechanical completion of copper circuits and acid plant.

In the second half of 2012, Baja will combine the outcomes of its manganese marketing and engineering studies into a manganese business case that will be presented to the Manganese Action Committee, a committee comprised of representatives from Baja and the Korean Consortium. Commissioning of the copper circuit is scheduled for late 2012/early 2013, with first copper production anticipated in the first half of 2013. The cobalt and zinc circuits are expected to follow a reasonable period of time after the copper circuit reaches steady state.

Progress of the Company’s construction of the processing plant at Boleo can be seen in the time lapse presentation on the Company’s website (www.bajamining.com), as well as regular updates that will be disseminated through press releases.

ITEM 3	NARRATIVE DESCRIPTION OF BUSINESS

Company Overview

The Company is headquartered in Vancouver, BC, Canada and owns a 70% interest in the Boleo Project.

As of January 6, 2012, the Company had 53 employees, international service employees and contractors working out of its Vancouver office, at site or at the EPCM contractors engineering office, and approximately 481full-time employees working in Mexico, 168 employed by Costeros and 313 full time unionized workers, employed by Meseta Central. The balance of the workforce at Boleo is made up of contractors and sub-contractors. Specialized skills and knowledge is required to complete the development of Boleo. Engineering, mining, drilling and metallurgical skills/knowledge, to name a few, are imperative for the completion of Boleo. Employee skills and areas of training include, but are not limited to: corporate and securities law, corporate governance (Canadian and US), accounting, finance, geology, mining, engineering, metallurgy, human resources, environment, health and safety, construction management, procurement, logistics, administration, and information technology. In addition the Company has undertaken competency-based training such as intercultural sensitivity, performance management and leadership.

For more information on the Company’s philosophies on employee/talent hiring and compensation in a competitive environment, please see the 2012 Special Meeting Circular filed on SEDAR (www.sedar.com) and on the Company’s website (www.bajamining.com) on February 9, 2012.

General Overview - Boleo Property

Boleo is the only mineral property owned and under development by the Company. The Project is located on tidewater on the east coast of the State of Baja California Sur, Mexico, County of Mulegé, adjacent to the town of Santa Rosalía. Access for construction equipment is principally by the trans-peninsular highway extending some 850 km south from the U.S. border. This highway passes through Santa Rosalía and carries heavy traffic volumes year round. The Company is building a deep water marine terminal at which project supplies and consumables can be received and end product shipped. There are regular scheduled air services from the U.S. and mainland Mexico to both Loreto, which is a two hour drive to the south, and La Paz, which is a six hour drive to the south. The closest private airstrip is at Palo Verde, a half hour drive away. Port facilities, which serviced the historic copper mine and smelter until 1985, are still being used twice a week by a ferry service to the mainland at Guaymas.

The Project area is immediately adjacent to the Gulf of California, with a climate typical of the Sonoran desert region with warm to hot temperatures and minimal seasonal precipitation. Rainfall is confined mainly to heavy cloud bursts at intervals of several years during tropical cyclones. Mining operations can be scheduled 365 days per year, save for heavy rainfall events, which occur infrequently.

Property topography is best described as mesa-arroyo with relatively flat plateau cut by deeply incised arroyo valleys resulting in rugged, steep sided valleys with arroyos that drain into the Gulf of California. Project site elevations vary from 0 to 350 meters above sea level.

The Project site is very arid with vegetation consisting of a wide variety of cactus. Over most of the Project area, vegetation is quite sparse; it does occur in significant amounts only locally along the mesa tops, a few kilometers in from the coast.

The Boleo Project consists of 28 total mineral concessions covering 28,010.8109 hectares (“ha”), of which 24 concessions are contiguous. The Project includes three surface lots currently totalling 6,692.6 ha. Baja is currently consolidating the various surface lots into a single master deed and as part of this process, is streamlining its final boundaries with other property owners, and expects the final surface property size to change slightly from the above-mentioned amount.

The surface property also contains one leased tract totalling 583.7 ha. This tract is Ejido land located on the western edge of the Project Area and covers a portion of the anticipated maximum extent of the tailings disposal impoundment. The rented period is 30 years and commenced on April 18, 2007. The total amount paid for the entire lease life was $35,000. There is both a renewal option and the obligation of both parties to continue to work towards an outright purchase. A second surface property of approximately 974.1322 ha has also been leased as at December 14, 2010 for 30 years and is currently under registration at the Agrarian Reform in La Paz.

Competitive Conditions

The Company is currently in the construction stage of its Boleo Project. Once in full production the Company will produce high purity copper metal, high purity cobalt metal and a zinc sulphate monohydrate product, that is expected to be sold into the nutrient market (cattle feed and fertilizer).

The Company has scheduled the first 23 years of production although mine life is expected to be significantly longer than is scheduled in the current mine plan. The market for all of the Company’s products is global. The Company currently has off-take contracts for all its copper and cobalt production and expects to complete an off-take on zinc sulphate production prior to the start-up of production. With current metal prices for these products, copper revenue is approximately 85% of total cash flow. Copper production in the first six years averages approximately 56,700 tonnes per annum (“tpa”). The global market for copper (both refined and scrap) is approximately 23 million tpa. With credit for cobalt and zinc by-product credits, the Company’s net cost of copper is expected to be in the lowest quartile of producers.

Copper supply has been declining in recent years. Demand is heavily dependent on China but is expected to remain strong. Accordingly, it is expected that copper prices will remain at close to current levels for the near- and long-term.

The Company will produce approximately 1,700 tpa of cobalt metal. The global production of cobalt is approximately 55,000 to 60,000 tpa. Neither the production of copper nor the production of cobalt will have an impact on the global supply of these products.

Cobalt prices have declined significantly in the past two years from a three year trailing average of around $26 per pound to current levels of approximately $14.50 per pound. The Company based its financing model on a long term price of $12 per pound of cobalt. Accordingly the Company believes it remains competitive in this market.

The zinc sulphate market follows long term trends for zinc prices. The price for zinc sulphate in the nutrient market is less transparent than pricing for copper and cobalt. Prices for this product have varied in the last several years from a low of $750 per tonne to a high of around $1,700 per tonne. The Company’s financial model assumed a price of $950 per tonne. The North American nutrient market for zinc sulphate is believed to be around 160,000 tpa (although the global market is significantly higher). The Company will produce between 25,000 - 37,000 tpa of zinc sulphate and is expected to be the second largest producer in North America. The Company is investigating opportunities with other parties in this marketplace to try and remain competitive without impacting price.

History of Boleo

Boleo was discovered in the 1860’s by local ranchers. Limited production ensued until acquisition by the Compagnie du Boleo, a French company that operated the mine from 1885 to 1934. There were sporadic operations thereafter by parastatal corporations in Mexico until the 1980’s when it was placed in the Mexican Strategic National Mining Reserve.

After being released from the National Mining Reserve on December 31, 1991, it was acquired, by staking, in July 1992 by Minera Terra Gaia, a private company founded by Baja’s current President and CEO, John Greenslade, and his then business partners. In 1993, an option to acquire an interest in Boleo was granted to International Curator (“Curator”). In 2001, and after over $20 million of drilling and exploratory work, ownership of Boleo was re-acquired by the founding group that had optioned it to Curator and MMB, the Company’s current Mexican operating company, took 100% ownership of Boleo. For historic reference, any work carried out under the control or direction of Curator will be noted. Any work subsequent to March 2001 is referred to as under the direction of MMB. Information on the corporate structures that ensued post March 2001 can be found above under Item 1: Incorporation.

Mineral Project Disclosure

Geology & Mineral Resource Modelling

The Boleo deposits within the Boleo Formation occur within the Boleo sub-basin of the Santa Rosalía basin. Copper, cobalt, zinc and manganese mineralization occurs within widespread, stratiform clay-rich horizons or beds known as mantos. Within the Boleo Formation stratigraphy there are up to seven mantos which occur as relatively flat to generally shallow easterly dipping, stratabound and stratiform beds. These include, with increasing depth, mantos 0, 1, 2, 3AA, 3A, 3, and 4. The mantos tend to be soft clay rich beds (ash altered to montmorillonite) with laminated basal zones generally less than 1 meter thick overlain by intra-basin slump breccias up to 20 meters thick. Underlying lithologies vary from predominantly conglomerates in the heart of the Boleo basin to coarse sandstones typically containing pebbles of the underlying Comondú Formation volcanics. The contact between the mantos and footwall rocks is sharp.

Metals of interest in the mantos include copper, cobalt, zinc, and manganese. Ore minerals include a fine-grained, complex assemblage of primary copper-iron-zinc sulphides including pyrite, chalcocite, chalcopyrite, bornite, covellite, carrolite, sphalerite and secondary copper-zinc-manganese minerals including chrysocolla, malachite, azurite, smithsonite, cryptomelane, pyrolusite and the rare cobalt minerals of boleite, pseudoboleite, and cumengite. Mineralization is generally finely disseminated over intervals up to 20 meters thick in the slump breccias. The richest material typically occurs in the laminated basal section of the manto, which was historically mined from 1872 to 1985 to an average of about 80 cm, and graded on average approximately 5% copper.

Independent geologic consultants, Wardrop Engineering (now part of Tetra Tech), were engaged in 2009 to update the geologic model and resource estimates of the Boleo deposit in accordance with NI 43-101 standards (Block and Seam model mineral resource estimates are provided in Tables 2 and 3 below, respectively). Updated resource estimates include all 128,000 meters of drilling, and were generated using an universal transverse mercator (“UTM”) engineering grid. Resource calculations included recoveries as well as prices in the copper equivalent (“CuEq”) formula.

Table 2: Block Model Mineral Resource Estimate at 0.5% CuEq Cut-off (Wardrop 2009)

	Cut-off CuEq	Tonnes (106)	Cu (%)	Co (%)	Zn (%)	Mn	CuEq
	(%)					(%)	(%)
Measured	0.50 0.75 1.00	85.82 73.31 59.83	0.82 0.93 1.07	0.074 0.081 0.088	0.50 0.52 0.53	3.04 3.20 3.29	1.59 1.75 1.95
Indicated	0.50 0.75 1.00	178.86 143.88 112.55	0.74 0.87 1.03	0.053 0.059 0.065	0.71 0.77 0.83	3.32 3.55 3.65	1.46 1.66 1.88
M+I	0.50 0.75 1.00	264.67 217.20 172.38	0.76 0.89 1.04	0.060 0.067 0.073	0.64 0.69 0.72	3.23 3.43 3.53	1.50 1.69 1.91
Inferred	0.50 0.75 1.00	159.85 109.48 77.52	0.47 0.59 0.70	0.045 0.052 0.058	0.70 0.87 0.99	2.93 3.42 3.66	1.15 1.39 1.61

Source: Boleo NI 43-101 compliant Updated Technical Report published March 2010.

Table 3: Pseudo-seam Model Resource Estimate at 0.5% CuEq Cut-off (Wardrop 2009)

	Cut-off CuEq	Tonnes (106)	Cu (%)	Co (%)	Zn	Mn (%)	CuEq
	(%)				(%)		(%)
Measured	0.50 0.75 1.00	60.67 57.44 52.30	1.07 1.12 1.20	0.083 0.086 0.090	0.52 0.52 0.51	3.19 3.22 3.21	1.89 1.96 2.07
Indicated	0.50 0.75 1.00	129.37 112.77 95.66	0.89 0.99 1.11	0.056 0.061 0.065	0.73 0.76 0.79	3.38 3.51 3.56	1.63 1.78 1.94
M+I	0.50 0.75 1.00	190.04 170.21 147.97	0.94 1.03 1.14	0.065 0.069 0.074	0.66 0.68 0.69	3.32 3.41 3.44	1.71 1.84 1.99
Inferred	0.50 0.75 1.00	95.35 77.85 60.88	0.60 0.68 0.78	0.050 0.055 0.061	0.76 0.83 0.91	3.13 3.38 3.55	1.33 1.50 1.67

Source: Boleo NI 43-101 compliant Updated Technical Report published March 2010.

Exploration & Development

A drill program initiated in 2011 is ongoing as detailed under Item 2, General Development of Business: 2011 Developments on page 16 of this AIF.

Metallurgy & Process Design

A hydrometallurgical process has been developed that is suitable for the recovery of copper, cobalt, zinc and possibly manganese (as manganese carbonate concentrate) from mined and blended Boleo ores. The metal recovery circuits and equipment envisaged for the Boleo process plant are typical of those deployed in numerous operations worldwide.

The proposed process consists of crushing and then milling the ore in sea water, followed by atmospheric leaching of the whole ore stream at elevated temperatures. The leach circuit consists of both an oxidative and a reductive leach to ensure the recovery of both oxide and sulphide forms of Boleo’s payable metals. The leached metals are separated from the leach slurry in a counter current decantation (“CCD”) washing circuit. The dissolved metals are recovered at high efficiency from the wash solution and concentrated in four separate solvent extraction circuits, two electrowinning circuits, and a fluid bed-drying operation (for zinc sulphate only) to produce high-quality copper and cobalt metal (cathode), and then zinc sulphate monohydrate crystals respectively. A key feature of the process is the use of direct solvent extraction technology in the second solvent extraction circuit to separate manganese from cobalt and zinc in the process solutions.

The process plant is being designed to treat 3.1 million dry tonnes of mined ore per year and produce product at the following rates, up to:

  62,000 tpa of copper cathode;

  2,400 tpa of cobalt cathode; and

  37,000 tpa of zinc sulphate monohydrate salt.

In addition, there is the potential to produce up to 220,000 tpa of manganese carbonate powder (up to 100,000 tpa of contained manganese) via the relatively simple addition of a small number of unit operations to the proposed plant.

The process and individual unit operations have been tested successfully in extensive test work campaigns over the past seven years.

Mining

Agapito & Associates (“AAI”) (mine engineering consultants) prepared an initial 25-year mine plan (23 years of processing) and schedule using predominantly underground mining methods supplemented on an ongoing basis with ore mined from surface operations. Such mine plan was based on resource models prepared by Wardrop. A number of different mining methods were evaluated before options of using predominantly underground mining operations supported by a number of small, open cut mines was selected as the technique which would best deliver the targeted plant feed grade at the required rate.

In addition to advancing the optimization of mine planning and scheduling, AAI also prepared mine designs, evaluated equipment requirements and estimated production rates. In addition, AAI prepared the initial mine capital cost, and provided the basis for the mine operating and sustaining capital cost estimates, which were subsequently adjusted by Baja in certain scheduling cost categories for the Updated Technical Report published in March 2010.

The seam formation and low material strength of the mantos suggested that conventional “soft rock” underground mining methods such as used in coal, potash, or salt mining would be appropriate for Boleo underground conditions and accordingly a number of methods were examined for their suitability. Longwall mining was discounted due to the faulted and dipping manto structure and high initial capital cost. Shortwall mining was also discounted when efficient mine layouts could not be readily designed and accommodated within the complex, fault disturbed structure of the mantos. After extensive study, room-and-pillar mining using continuous miners was selected because the method requires relatively low capital cost and can accommodate variations and undulations in the footwall (the floor) as well as variations in mining height. Moreover, room-and-pillar mining can achieve relatively high productivity, and panels can be laid out in such a way that the mineral recovery from relatively small, fault-bounded mining blocks can be maximized.

The resource pseudo-seam model was used to define areas where room-and-pillar mining could be carried out. The criteria used for this determination were as follows:

  Minimum mining height of 1.8 meters to allow working room for the machines. If the economic thickness of the manto was less than this it was diluted by the lower grade blocks above, up to 1.8 meters height.

  Maximum mining height of 4.2 meters, matching the proposed reach of the continuous miner. Economic blocks above this height were ignored.

  The composite CuEq grade of the manto over the mining height must exceed a cut-off grade of 1.0% copper for surface mining and 0.75% CuEq-R for underground mining. (For mining purposes, the copper recovered equivalent cut-off grade was calculated using metal prices of $1.50/lb copper; $15.00/lb cobalt; $1.20/lb zinc and plant recoveries for copper, cobalt and zinc of 91.2%, 78.5% and 65.5%, respectively.)

  An allowance for voids in old works and recovery of “retaque”, or previously mined material, was made in terms of both recovery and density.

Underground mining trials to test equipment, working methods and geotechnical ground responses to the chosen method were undertaken in several trials in the years 2005 to 2010 under the supervision of Australian Mine Design and Development Pty Ltd. (“AMDAD”), AAI and MMB. These tests confirmed the suitability of the proposed continuous mining method and provided valuable field data and information concerning ground behaviour during mining and methods of ground support.

Please note that all information pertaining to the following items can be found the March 2010 Updated Technical Report (specific page numbers identified below) filed under the Company’s profile on SEDAR at www.sedar.com and on its website. Updates on development progress at Boleo can also be found at www.bajamining.com.

For further information, the Boleo Project Updated Technical Report references are as follows:

  Project Description & Location, page 15;

  Accessibility, Climate, Local Resources, Infrastructure and Physiography, page 22;

  History, page 24;

  Geological Setting, page 26;

  Mineralization, page 31;

  Exploration, page 34;

  Drilling, page 35;

  Sampling & Analysis, page 45;

  Sampling Method and Approach, page 38;

  Security of Samples, page 45;

  Tailings Storage, page 118;

  Mineral Resource and Mineral Reserve Estimates, page 125; and

  Mining Operations, page 155.

Environmental

Location and History

The Boleo Project is located in the State of Baja California Sur. The Project lies close to the northern border of the State in the buffer zone of El Vizcaíno Natural Protected Area (“El Vizcaíno”). El Vizcaíno was established through a decree issued by the executive branch of the Mexican Federal Government on December 5, 1988. Its management plan was published on September 1, 2000. The major points of the El Vizcaíno management plan as related to the Boleo Project are as follows:

a)	The management plan officially and specifically recognizes the existence of three mining operations:
salt production at Guerrero Negro;
gypsum extraction at Santa Rosalía; and
metallic mining project (the Boleo Project) in its early stages of development at Santa Rosalía.

b)

The zoning plan established for El Vizcaíno allows for the execution of new mining operations in the buffer zone once the Company has met Federal, State and Municipal environmental requirements and has been granted an environmental impact authorization.

Boleo is a historic mine in Mexico, and the Project site and surrounding area has numerous mine workings including building foundations, underground portals, shafts and “glory holes” (surface mine workings). There is also, in the area, but not on Company property, the remnants of a former leach precipitation flotation (“LPF”) Plant. The Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process at this plant in the late 1950’s and early 1960’s to recover copper.

In addition, and also not on the Boleo property, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter built in the 1920’s to process run-of-mine ore by the French Compagnie de Boleo. The Company does not have any ownership rights, environmental responsibility or liability with respect to these sites, although, where appropriate, the Company will remediate these areas.

Environmental Regulatory Authorizations

The Project operates under a complex mixture of permits, concessions, licenses and resolutions, which are intended to minimize and manage the impact of the Project to the environment. Management of these authorizations is of highest importance to the Project and is an ongoing process. In order to achieve this, the Company’s environmental group focuses its efforts on understanding the requirements, submitting the necessary information in order to meet the requirements, conforming with the resulting authorization(s), and keeping the authorization current.

The fundamental environmental authorization for the Project is the resolution of the manifestation of regional environmental impact (the “EIM”). This resolution was issued on December 7, 2006 and forms the basis for all subsequent activities. Complementary to this fundamental document are the authorization to operate in a protected natural area and two “Changes in Land Use” permits that provide authority to operate over 739 hectares. As the Project continues to expand, additional change in land use authorizations will be required. In addition, and under the EIM, there are permits, authorizations and licenses required that are of a procedural nature.

While not originally included in the Project, a full-fledged marine terminal has become an essential part of the Project’s distribution network. While several licenses to construct and operate the marine terminal have been provided by the necessary authorities, design changes to the marine terminal provided the need for re-authorization of the most recent design submission. The most recent authorization license was issued on February 13, 2012. The concession to build and operate the facility was issued by the Directorate of Ports on December 22, 2011.

On August 19, 2009, the Federal government issued a concession to occupy the marine terrestrial federal zone surrounding the marine terminal facility. In anticipation of other construction work along the seashore, another concession was obtained to the north on June 6, 2011. This concession is currently being updated to authorize additional construction works.

To date, the Company has invested more than $1 million dollars in Federal Zone concessions and change in land use permits.

The tailings storage facility for the Project was authorized as part of the regional EIM. However, because it occupies a watercourse (effectively drainage system for flooding during storms), a separate concession for occupation is required, along with a construction permit. These authorizations are being negotiated with the National Water Commission, who is currently undertaking extensive and careful scrutiny of the Company’s applications.

The Company had previously obtained all permits to construct and operate its first desalination plant through which all of the Project’s fresh water consumption will be supplied during the construction period. A similar application has been made for the operations desalination plants.

Similarly, an operating permit was received for the operation of the Project’s initial diesel generators, with additional modifications to be sought once additional generators are ready to be added. The Company is already in possession of the operating permit for its acid co-generation plant.

During the fourth quarter of 2011, the Company completed the diversion of the main Baja Highway 1, required for project construction, with the permission of the local government.

Requests for permission to discharge and re-utilize treated discharge from the sewage treatment plants are expected in early March 2012.

Compliance with the terms and conditions of the various authorizations is demonstrated during inspections and by the submittal of reports.

Community and Employee Health, Safety, and Protection

The Company has executed an extensive program of risk identification and prevention (more commonly known as “the safety program”) that is fully compliant with Mexican regulatory requirements and which conforms with world standards as reflected in International Finance Corporation Performance Standards and Guidelines for community and employee health, safety, and protection. The Project is regularly inspected by the Secretary of Labor and, at the date of this AIF, there are no instances of material non-compliance.

Corporate Commitment to Social Responsibility

In addition to regulatory compliance, the Company has made strong community, environmental, and safety commitments that are formalized in an Environmental and Social Action Plan (“ESAP”), which is in turn supported by the following Management Systems:

  Social and Community Development;

  Environment;

  Community and Employee, Health, Safety, and Protection; and

  Public Consultation and Disclosure.

The ESAP/Management System performance framework ensures that the Company will operate with a minimum of risk and a maximum amount of care for society, its individuals, and the natural environment while at the same time maintaining a profitable operation.

The Company has underwritten a foundation, which is constituted as a civil association, and which has already established a positive presence in the community. While established by the Company, the society is independent of the Company and of the mining activities of the Company. This program works in collaboration with the Company’s Community Engagement office, which is charged with implementing the commitments to be found in the ESAP.

Establishment of a Trust Fund for Conservation

In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (“CONANP”), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within El Vizcaino. In February 2011, the final payment was made by the Company to fully fund its commitment of $1.1 million.

The purpose of the trust fund is for the remedial work to be undertaken within El Vizcaino. This trust fund may be used in other areas of El Vizcaino and not necessarily at the Boleo Project mining and milling facility where remediation will be part of the Project’s normal reclamation program.

Establishment of Reclamation Fund

The Boleo mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years and more than 739 hectares over an initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to the Mexican Ministry of Environment and Natural Resources (“SEMARNAT”). The total cost of reclamation and closure costs over the life-of-mine are estimated to be $35.0 million (on an undiscounted basis). The Project Facilities require Baja to begin contributing to a reclamation fund during construction and create a sinking fund for the balance during operations. During construction Baja will fund $13.4 million, with the balance deposited to a sinking fund annually over the operational life. The first payment of $3.5 million was paid into the reclamation fund in December 2010 and the second payment of $1.4 million was paid into the fund in December 2011.

An area of potential concern after construction of the Boleo Project mine and mill facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at $26.4 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, the Company would fund the reclamation costs from the reclamation fund established and any shortfall would need to be provided by the Company.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance (orientation) program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move the Project forward.

Estimated Environmental Liabilities

The Company’s provision for reclamation and closure obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision includes estimates of future costs, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk free interest rate for discounting the future cash outflows. Changes in these factors could result in a change in the provision recognized by the Company. The estimated discounted liability at December 31, 2011 is $16.1 million.

Research and Development, Patents and Licenses

On December 6, 2008, the Board of Directors of Baja approved the transfer of intellectual property from Terra Gaia Environmental to the Company. The intellectual property pertains to patents for the treatment of electric arc furnace dust. The Company does not intend to move forward, if at all, with any work related to the Terra Gaia patents, except to keep them current and in good standing, given that its resources, human and financial, are focused on building Boleo at this time.

A number of investigations were undertaken to support the detailed design for certain sections of the Boleo process plant. These investigations included mixing test work for the leach tanks at the facilities of SPX Flow Technologies in Rochester, USA. This work included reviews of agitator designs by a mixing expert, Dr. Thomas Post, as well as modelling of the leaching reactions by Professor David Dixon of the University of British Columbia (“UBC”). FLSmidth SLC undertook test work to optimise Iron Removal Clarification. UBC conducted test work to optimise the makeup of extractant for the DSX Solvent Extraction system and evaluated the use of Ionquest 290, an alternate to the extractant Cyanex 272 that is used in the zinc and cobalt solvent extraction circuits. SGS Lakefield conducted neutralising test work on zinc sulphate to investigate the influence of limestone grade on product quality.

The Company undertook to participate in a Canadian Mining Industry Research Organization (“CAMIRO”) project that is evaluating suitable procedures for handheld x-ray fluorescence (“XRF”) analysers. Internal activities included establishing models and procedures for the stockpile operations, as well as mining management and control information systems.

Manganese development activities were advanced through the workings of the Manganese Action Committee. Design and operating parameters for manganese metal production from manganese carbonate were investigated at the laboratories of UBC. The manganese work program at UBC was extended to include test work on a full height, pilot scale cathode as well as detailed characterization studies of the manganese metal deposit and the cathode surfaces used for electrowinning.

Preliminary studies were completed to identify suitable sites for a manganese metal refinery to assist the Company in determining possible options for the production of manganese. This was supported by studies into factors of production that include power, labour, logistics and regulatory requirements.

Activities were advanced to identify markets and customers for future manganese products. This included defining a detailed marketing strategy and internal organizational requirements.

ITEM 4	RISK FACTORS

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

The Company’s failure to successfully address the risks and uncertainties described below would have a material adverse effect on Baja’s business, financial condition and/or results of operations, and the trading price of Baja’s common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect Baja’s business.

Estimates of mineralized material are inherently forward-looking statements and subject to error.

Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

The Project may prove to be uneconomic for commercial operations and we may never recover the investments made in the Project.

We have currently identified in excess of 70 million tonnes of proven and probable reserves (under NI 43-101 and SEC Industry Guide 7 standards) on the Boleo Project. We completed the DFS on the Boleo Project in May 2007 and commenced (in late 2007) preliminary construction (ground preparation and some infrastructure) of a mine and hydrometallurgical complex from which we expect to produce high purity copper and cobalt metal, zinc sulphate monohydrate and possibly manganese carbonate or metal. Whether the Project will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; reagent costs (particularly the price of sulphur, which has fluctuated dramatically in the past three years); and government regulations, including those relating to prices, taxes, royalties (currently there are no royalties against the Project), land tenure, land use, importing and exporting of minerals, and environmental protection.

The Company re-calculated the estimated capital costs for Boleo in late 2007 and early 2008, and published a revised estimate in April 2008 of $872 million (neither estimate included cost of capital, cost overrun facilities, or pre-production interest) and the Project remained economic. The capital cost increase was primarily due to escalated metal prices and additional expected costs due to equipment, consumables and personnel shortages.

A further estimate was completed and published in March 2010 and published as part of an Updated Technical Report. The updated capital cost estimate of Boleo published in 2010 projected costs at $889 million (including $92.3 million of contingency) and assumed an $80 million mobile equipment lease. The total cost of the Project, including finance and interest charges, and which was fully funded in 2010, is projected at $1.143 billion.

At the end of February 2012, Engineering and Procurement activities were 92%and 84% complete, respectively. Management is in the process of establishing a definitive forecast of the cost to complete the project and expects that this detailed cost analysis will be completed during the second quarter of 2012. While work on the forecast is ongoing, preliminary analysis of trends indicates that there may be inflationary pressure on several key components of the project. This includes higher than expected costs for labour, fuel and steel. As a result, management has initiated a program to identify and implement cost saving measures across a broad range of project activities.

Increased costs could affect the Company’s financial condition.

We anticipate that costs at the Project, and any future projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgical response and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber, sulphur and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs could have a significant effect on the Company’s profitability.

Lack of infrastructure at the Project will add to capital and operating costs.

There is not an adequate supply of freshwater or electric power at Boleo. The process plant is expected to primarily use sea water, which will increase the capital cost due to the need for corrosion resistant materials. To the extent potable water is required, it will be produced in desalination plants, the first of which was commissioned in the third quarter of 2011. Power for the Project will be provided by diesel powered generators as well as a cogeneration plant attached to the acid plant that burns sulphur to provide necessary sulphuric acid for processing. The three 2.5 megawatt power generators have been commissioned and tested under load, and will be brought on line during the first quarter of 2012 as reticulation systems are completed and operating personnel are mobilized to site. The cost of sulphur is the single largest reagent cost in the plant. Any increase in the cost of sulphur above the financial model price will result in a significant increase in operating costs. Sulphur is mainly sourced from the waste stream from oil refineries where it is a hazardous waste and must be removed from the refinery site. This has ensured that sulphur has remained a relatively low cost commodity for an extended period. However, during 2008 there was a global shortage of sulphur and the price reached a high of approximately $800 per ton, which is more than 30 times higher than historic pricing. Should further volatility in sulphur price occur in the future it could have a dramatic impact on the viability of Boleo.

Lack of housing at site and in the adjacent town of Santa Rosalía could also pose a risk to the Company. At the date of this AIF, there are 1,561 beds being utilized at the Company’s construction camp, with another 679 beds still available for the balance of the construction phase. The construction camp is approximately 77% full and houses both permanent employees of, and contractors to, the Company. Housing in town is also limited and security remains an issue with off-site housing.

Shareholder activism could have unprecedented effects on the stock price as well as cause increased costs.

Shareholder activism is on the rise in North America. Shareholder activism can be disruptive and time consuming and can cause unforeseen expenses, as the Company has experienced starting in December 2011 when its largest shareholder, Mount Kellett, requisitioned a special meeting of shareholders to make changes to the composition of the Board of Directors of Baja.. Shareholder activism can also taint a company’s reputation, which may have negative effects on the Company and all of its stakeholders. There is no guarantee that the Company will be successful in defending itself and shareholder interests against current shareholder activists or that it will not be the subject of continued, or other, shareholder activism going forward.

We may not be able to obtain permits in order to develop the Project.

All phases of the Company’s operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which we operate. Permitting and environmental legislation is evolving in a manner that we anticipate will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We received approval for the EIM and a land use permit from SEMARNAT in 2006. There remain numerous conditions under the EIM that must be met by the Company. Although the Company has obtained all of the main permits necessary to develop the Project, these permits may be subject to future amendments to legal requirements and regulations which may demand additional work in order to meet any revised requirements and to maintain these permits. In addition, there are procedural licenses that may be required by the Company (including the construction license for the tailings storage facility currently in process) and there can be no assurance that these procedural permits will be granted on a timely basis or at all. No assurance can be given that changes to the environmental laws or regulations affecting the Project or the Company will not be enacted.

The Company has no history of production and no revenues from operations; we may never generate any revenues from operations.

The Company currently has no commercial production at Boleo and has never recorded any revenues from mining operations. We expect to continue to incur losses, and will continue to do so until such time, if ever, as the Project commences commercial production and generates sufficient revenues to fund continuing operations. The development of mining operations at Boleo will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development; the results of consultants’ analyses and recommendations; the rate at which operating losses are incurred; the execution of any joint venture agreements with strategic partners; the acquisition of additional properties, if any; and other factors, many of which are beyond the Company’s control. While the Company is making considerable and visible progress at Boleo, we may never generate any revenues or achieve profitability.

Baja’s business currently depends on a single property and there is no assurance we will successfully place it into production.

The Company’s only mineral property is the Boleo Project. If we successfully develop the Project, unless we acquire additional properties or projects, or discover additional deposits at Boleo, the Company will be solely dependent upon a single mine operation for its revenue and profits, if any. We cannot assure you that we will establish any further reserves or successfully develop any mining operations at the Project.

The Company’s quantifications of mineral resources are based on estimates and are subject to great uncertainty.

The calculations of amounts of mineralized material are estimates only. Actual recoveries of copper or other metals or concentrates from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, dilution, ore loss, ground conditions, stripping ratio, or the copper price may affect the economic viability of the Company’s properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding the information contained within the 2010 Updated Technical Report, and the conduct of pilot plant tests for metallurgy and an underground test mine as part of information contained in such report, there remains the possibility that the ore may not react in commercial production in the same manner as in the test mine or test pilot plants. Mining and metallurgy are an inexact science dealing with heterogeneous materials, and accordingly there always remains an element of risk that the mine may not prove to be commercially viable.

Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by surface mining techniques may affect the economic viability of the Project. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

The Project may yield lower metallurgical recoveries under actual conditions than are currently estimated.

While the metallurgical process that will be used at the Project has been successfully tested at two pilot plants as part of the DFS, and although key aspects of the process are successfully used by over 20 different process plants globally, the metallurgical process has not been operated at a commercial scale at the Project. As a result, actual metallurgical recoveries may be materially different from those obtained in the test stage. Recoveries lower than expected could influence the viability of the Project.

The Company’s property and exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details such as continuity and localized faulting that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Availability of loans provided as part of the Boleo Project Facilities is critical to the continuation of the development of Boleo.

The Company’s loans are subject to numerous conditions and requirements. Due to an administrative error, the commitment fees that were due to US Exim on December 18, 2011 were paid in January 2012. By payment of the commitment fees in January 2012, the Company remedied the error and was able to subsequently draw from the remainder of the senior debt facilities. Other than the late payment of the US Exim commitment fees, the Company was in compliance with all covenants associated with its senior debt facilities at December 31, 2011. Further information can be found in the Company’s Management Discussion and Analysis for the year-ended December 31, 2011 under the heading “Liquidity and Capital Resources”.

The administrative error was remedied but could have resulted in the inability of the Company to draw on its Project Facilities. The majority of conditions and requirements with respect to the Project Facilities are within the Company’s control but several permits, licenses, authorizations and approvals rely on government or regulatory cooperation and are outside the control of the Company. Should the Company not be permitted to continue drawing on its loans, it would not have the resources available to continue development of the Boleo Project.

The price of Baja’s securities, the ability to raise any additional financing that may be needed in the future and the results of its exploration activities may be adversely affected by fluctuations in copper and other metal prices.

The value and price of Baja’s common shares, its financial results, and the results of its exploration activities may be significantly adversely affected by declines in the price of copper and other metals. Copper and cobalt prices fluctuate widely and are affected by numerous factors beyond its control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of copper and cobalt producing countries throughout the world. The price for copper and cobalt fluctuates in response to many factors beyond anyone’s ability to predict. These fluctuations if adverse either individually or cumulatively could render the Project uneconomic, or if placed into commercial production could cause fluctuations in earnings including possible reductions in revenues, net income and possible losses.

The prices used in determining the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, although it affect the resultant cash flow, if any, and may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary, to retain staff, to maintain social license to operate or to defer permanent closure costs.

Mineralized material calculations and life-of-mine plans using significantly lower copper and other metal prices than currently being utilized in the 2010 Updated Technical Report and subsequent capital updates could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s mineralized material estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. The need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

We face substantial decommissioning and reclamation costs which may be difficult to predict accurately.

Baja is required to establish a decommissioning and reclamation plan in respect of the Boleo Project. Provision must be made for the cost of decommissioning and reclamation. We currently estimate that the costs of reclamation and closure of the Boleo Project over its life will be $35 million. However, this is merely an estimate and is subject to change. Baja cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If Baja is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The mining industry is competitive, which may limit the Company’s ability to attract and retain qualified and experienced personnel.

The mining industry is competitive in all of its phases, including recruiting qualified personnel .We face strong competition from other mining companies in talent identification, recruitment and retention. Many of these companies have greater financial resources, operational experience and technical capabilities than Baja. As a result of this competition, we may have difficulty attracting and retaining key employees and management through the balance of construction and into operations at the Project. In addition, pressures to complete construction on schedule while competing for staff in a globally competitive environment can in turn cause under-trained or under-qualified employees to be hired and mistakes to be made.

The Company is dependent upon its key executives who are responsible for developing and operating the Project, exploration, mine and plant design, human resources and financing strategies. The loss of the services of one or more of such key management personnel could have a material adverse effect on our business. The Company’s ability to manage its exploration and, if warranted, development activities, and hence its success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel at this level, and there can be no assurance that we will be able to continue to attract and retain such personnel.

The Company’s ability to assimilate new personnel, if warranted, will be critical to its performance as we will be required to recruit additional personnel and to train, motivate and manage its employees. We will also have to continue to adopt and implement new systems in all aspects of the Company’s operations. High turnover rates can make the development and maintenance of systems difficult and can erode operational capacity. We may not be able to continue to recruit the personnel required to execute our programs or to manage these changes successfully.

The Project is located in Mexico and is subject to country risks that may affect the Company’s ability to complete development work on the Project.

All of the Company’s mineral activities are conducted in Mexico. The Company’s activities will be exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation, labour and mining regulations and policies, and changing political conditions, currency controls, and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies, or shifts in political attitude in Mexico, may adversely affect the Company’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The current Presidential regime in Mexico has been supportive of foreign investment. However, presidential elections will be held July 1, 2012 and there is no guarantee that the future government will adopt the same attitude.

Mexico is also currently undergoing an increasingly violent internal struggle between the government and organized crime with drug-cartel relations. The violence throughout 2011 became increasingly heightened but for the most part was centralized in specific regions of Mexico: Chihuahua, Coahuila, Durango and Tamaulipas, as well as parts or most of Nuevo Leon, San Luis Potosi, Sinaloa, Sonora, Zacatecas, Aguascalientes, Guerrero, Jalisco, Michoacan and Nayarit. Baja California Sur for the most part remains largely unaffected, however small incidents have become more prevalent. The Company is taking additional measures to increase security and protect both personnel and property; however, there is no absolute guarantee that such measures will provide an adequate level of protection for the Company.

The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on the Company’s operations or future profitability.

The Company is subject to numerous government regulations which could cause delays in its exploration and development of the Project and increase costs related to the business.

Baja’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could substantially increase the costs associated with the business or prevent us from exploring or developing the Company’s properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Baja and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development of new mining properties.

Exploration, development, mining and milling involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, unstable ground conditions, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, are subject to various hazards, including, without limitation, fire, equipment breakdown, failure of containment structures (for reagents and process streams) and dam breach around tailings disposal areas. Such failures may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. Various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. If these issues are not addressed, unforeseen difficulties may occur in planned operations, reducing production and/or increasing costs.

The Project is located in the buffer zone of natural protected area which affects permitting.

The Project is located within the buffer zone of El Vizcaíno. Natural protected areas are geographical zones that, due to their environmental characteristics, are designated by law to conservation purposes. The management plan established by Mexican authorities for El Vizcaino allows the execution of new mining operations. The Company has entered into an agreement with CONANP that grants us authority to develop and operate a mine in El Vizcaíno, and we have made all promised payment under such agreement as of February 2011. Due to the proximity of El Vizcaíno to the Project, the Company will be under a high level of scrutiny and may require additional permits if significant changes to the operation are required. Future funding for the biosphere may also impact the cost of operating the Boleo Project.

Baja is subject to commodity price risk both through construction and in operations.

The value of the Company’s mineral properties is related to the short- and long-term price of copper, cobalt, zinc sulphate and possibly manganese. The price of copper has historically fluctuated widely, and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors. The Company’s hedge program secures a “band” of prices (from $2.40 to $3.97 per pound) for 50% of the Company’s anticipated copper production during 2014, 2015 and 2016. At the same time, the hedge program may give rise to significant fluctuation in the Company’s earnings (losses) as the Company is required to mark the hedge instruments to market at every reporting date. In the event of non-production, the derivative liability as recognized on the balance sheet will actualize.

As a holding company, Baja’s ability to make payments depends on the cash flows of its subsidiaries.

Baja is a holding company that conducts substantially all of its operations through subsidiaries. Baja has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, Baja is dependent on the cash flows of its subsidiaries to meet its obligations, including payment of principal and interest on any debt Baja incurs, including the Project Facilities completed in 2010. The ability of Baja’s subsidiaries to provide it with payments may be constrained by the following factors: (i) the cash flows generated by operations, investment activities and financing activities; (ii) the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate; and (iii) the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated. In particular, the financing agreements entered into in connection with the Project Facilities prohibit MMB from paying dividends or making distributions to shareholders until economic completion of Boleo.

If Baja is unable to receive sufficient cash from its subsidiaries, it may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. Baja can provide no assurances that an offering of its debt or equity or a refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt. The foregoing events could have an adverse impact on Baja’s future cash flows, earnings, results of operations and financial condition.

A shortage of equipment and supplies could adversely affect the Company’s ability to operate its business.

The Company is dependent on various supplies and equipment to carry out mine and development operations. The procurement of mining equipment and consumables are currently subject to supply restrictions and competition for available resources. This has had an adverse effect on lead times and pricing. The shortage of or delays in such supplies, equipment or parts could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit or increase the cost of production and could potentially have an adverse effect on its revenues and profitability.

Relations with workers and unions at the Project may change and affect the development of the Project.

Hiring, training and maintaining a work force is imperative to ramping up production and staying on schedule at the Project. As previously mentioned, the sourcing and hiring of qualified employees and key management is a challenge. In addition, maintaining a relationship with the Company’s union and workforce is imperative for the success of the Project. Moderate unions currently representing workers on site could be replaced with more militant unions if the Company fails to adequately manage industrial relations. Should the Company’s relationship with its union and workforce deteriorate, it could be subject to labour disruptions, absenteeism, strikes and work stoppage that could materially affect production rates and ultimately cash flow and profitability.

During the construction and development phase the Company is heavily reliant upon its contractors.

During the development of large scale projects such as Boleo, companies are often measured and evaluated by the behaviour and performance of their representatives, including in large part their contractors. The Company works hard to build in controls and mechanisms to choose and retain employees and contractors with similar values as the Company; however these controls may not always be effective. Sound judgment, safe work practices and ethical behaviour is expected from the Company’s contractors both on and off-site. Any work disruptions, labour disputes, regulatory breach or irresponsible behaviour of the Company’s contractors could reflect poorly on the Company and could lead to loss of social license, delays in production and schedule, unsafe work practices and accidents and reputational harm.

Loss of social license and damage to the Company’s reputation could damage the ability of the Company to complete construction of, and operate at, the Project.

Mining companies often face close scrutiny by different stakeholders, including local, state, federal government agencies, environmental groups, civil organizations, local townspeople and unions. Negative and misleading information, negative speculation, inappropriate behaviour by an individual employee or contractors, or any negative claim regarding the Company’s behaviour can lead to a loss of social license which in turn could jeopardize the Company’s ability to continue to develop the Project.

The increase in activity in the adjacent town of Santa Rosalía could also shed a negative light on the Company. Prior to the Company re-opening the mine the town existed in a dormant state, surviving off of its fishing industry and a small tourist industry. The town has seen an increase in population in the recent years. The development and operation of a project the size of Boleo causes increases to the population and necessary infrastructure in towns surrounding the project and such increased pressure can, if not addressed properly, cause unrest in the town. The Company makes every effort to partner with stakeholders to identify and address issues in a proactive manner.

Baja is subject to foreign currency risk.

The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in U.S. dollars and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or U.S. dollar could have an effect on the Company’s financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Baja’s title to its properties may be subject to other claims.

There is no guarantee that title to Baja’s properties will not be challenged or impugned. Baja’s mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people, and title may be affected by undetected defects. There may be valid challenges to the title of Baja’s properties which, if successful, could impair development and/or operations. There are currently no known or threatened challenges to the Company’s title to the Project.

General economic conditions may affect the ability of the Company to build and operate the Project.

The unprecedented events that occurred in 2008/2009 in global financial markets and the European debt crisis in 2011 have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  the volatility of the copper price may impact the Company’s future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

  the devaluation and volatility of global stock markets impacts the valuation of the Company’s equity securities, which may impact its ability to raise funds through the issuance of equity should it be required in the future.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Baja does not insure against all risks.

Baja’s insurance will not cover all the potential risks associated with a mining company’s operations. Baja may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Baja or to other companies in the mining industry on acceptable terms. Baja might also become subject to liability for pollution or other hazards which may not be insured against or which Baja may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Baja to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Investors may be unable to enforce U.S. judgments against the Company or its officers and directors.

Baja is incorporated under the laws of the Province of British Columbia, Canada. The majority of the Company's directors are resident in Canada; the two exceptions are residents in Costa Rica and Switzerland, respectively. Consequently, it may be difficult for U.S. investors to affect service of process within the U.S. upon Baja or upon those directors or officers who are not residents of the U.S, or to realize in the U.S. upon judgments.

Definitional standards for reporting mineralized material differ between U.S. reporting standards and the Canadian standards used in this AIF.

We use the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" in this AIF and in the documents incorporated by reference herein to comply with reporting standards in Canada. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. While we have converted a portion of these resources to proven and probable reserves under SEC Industry Guide 7 reserves, U.S. investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this AIF or in the documents incorporated by reference herein is economically or legally mineable. See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards" above.

Baja may experience difficulties with its Boleo partners.

Baja currently operates the Project in partnership with the Korean Consortium. Baja may in the future enter into additional contractual arrangements. Baja is subject to the risks normally associated with the conduct of such arrangements. These risks include disagreement with a partner on how to develop, operate and finance a project and possible litigation between Baja and any partner regarding contractual arrangements. This may have an adverse effect on the Company’s ability to pursue the Project which could affect its future cash flows, earnings, results of operations and financial condition.

As a foreign private issuer, Baja’s shareholders may have less complete and timely data.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in Baja’s securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in its securities. The Company does, and its insiders do, make all necessary filings in Canada to provide timely, factual and transparent disclosure.

Evaluation of internal controls over financial reporting.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), the Company’s internal control over financial reporting have been reviewed and a report on same has been provided to management for the 2011 fiscal year. Such report contains, among other matters, an assessment of the effectiveness of the Company’s internal control over financial reporting, including a statement as to whether or not its internal control over financial reporting is effective. The Company is are also required to obtain an auditor’s attestation on the its of our internal control over financial reporting under Section 404 of SOX. Baja’s annual audited consolidated financial statements contain a statement that the Company’s independent auditors have issued an attestation report on the effectiveness of such internal controls.

In future years, however, during the auditor’s evaluation and testing process, they may identify one or more material weaknesses in the Company’s internal controls, with the result that they would be unable to attest that such internal control is effective. If the Company’s auditors are unable to attest that the Company’s internal control over financial reporting is effective, it could lose investor confidence in the accuracy and completeness of its financial reports, which would have a material adverse effect on the Company’s stock price.

Failure to comply with Section 404 of SOX may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on its board of directors, on committees of its board of directors, or as executive officers.

We may never declare dividends.

The Company has never declared or paid dividends on the common shares of Baja. The Company currently expect to retain earnings, if any, to finance growth and development of its business and repay loans from its Project Facilities, and do not expect to pay cash dividends on the common shares in the near future. Under the terms of the senior debt facility agreements, payment of dividends on the common shares of the Company is restricted until the economic completion of the Boleo Project. However, thereafter the declaration of dividends will be within the discretion of the Company’s board of directors and will depend upon the board’s assessment of the Company’s earnings, capital requirements, operating and financial conditions and other relevant factors, including the commencement of profitable operations at the Boleo Project.

We believe we are a passive foreign investment company, which may have a material effect on U.S. holders.

We believe we were a "passive foreign investment company" ("PFIC") during the year ended December 31, 2011 and will be during the fiscal year ending December 31, 2012, which may have a material effect on U.S. Holders. U.S. income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code.

Broker-dealers may be discouraged from effecting transactions in Baja’s shares because they are considered a penny stock and are subject to the penny stock rules.

Baja’s stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Baja’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade Baja’s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

ITEM 5	DESCRIPTION OF SHARE CAPITAL

The Company’s share capital consists of an unlimited number of common shares without par value. The special resolution authorizing this change in authorized capital was passed by directors’ resolution on March 13, 2006, and was filed with the registrar of companies and became effective on August 9, 2006.

The Company has only one class of shares. As of the date of this AIF, the Company had 339,963,025 common shares without par value issued and outstanding as fully paid and non-assessable. The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of the Company available for distribution to shareholders in the event of liquidation, dissolution or winding-up. There are no pre-emptive, conversion or redemption rights attached to the common shares.

The Company currently has a number of previously-issued common share purchase warrants outstanding, as set out below.

Outstanding Classes of Securities

Warrants

As of the date of this AIF, the Company has a total of 23,,855,109 share purchase warrants outstanding with exercise prices in the range of $1.38 to $2.50 expiring on various dates up to and including June 2015. None of these outstanding warrants trade on any stock exchange.

Stock Options

As of the date of this AIF, the Company has a total of 27,212,500 stock options granted and outstanding with prices ranging from $0.40 to $1.17. Expiry dates range from April 2012 to January 2017.

Issued Capital Totals

Issued and Outstanding Shares (at the date of this AIF): 339,963,025
The total fully diluted capital of the Company (as of the date of this AIF): 391,030,634

Dividend Policy

The Company has not paid any dividends to date on the common shares of the Company. The payment of dividends on the common shares of the Company is restricted under the terms of the senior debt financing agreements, until economic completion of the Boleo Project. Further, the Company intends to retain its earnings, if any, to finance the growth and development of its business and repay loans under its Project Facilities. Accordingly, the Company does not expect to pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company's board of directors from time to time based upon, among other things, credit facility restrictions, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Company's board of directors may consider relevant.

ITEM 6	MARKET FOR SECURITIES

Classes and markets for all securities of the Company in 2011 were as follows:

Table 4: Classes and Markets for Securities of Baja
Class of security	Name of market	Trading symbol	Date of listing
Common shares	Toronto Stock Exchange	BAJ[1]	February 7, 2007
Common shares	Frankfurt Stock Exchange[2]	B1Y	March 3, 2006
Common Shares	OTCQX International	BAJFF	September 11, 2009

1.

The Company (under the name Gypsy Resources) listed its common shares on the Vancouver Stock Exchange on February 15, 1988. The VSE became the Canadian Venture Exchange and then later the Toronto Stock Exchange – Venture Exchange. The Company was formerly called “First Goldwater Resources Inc.” and traded under the symbol “FGW” as at November 13, 2002. The name and symbol change from First Goldwater Resources/FGW to Baja Mining Corp/BAJ became effective on July 20, 2004. On February 7, 2007, the Company de-listed both its common shares and 2004 Warrants from the TSX Venture Exchange and graduated both classes of securities to the Toronto Stock Exchange. The trading symbol for the common shares, BAJ, remains the same and the common shares continue to trade on the TSX.

2.	The Company’s common shares are not actively traded on the Frankfurt Exchange.

The Company submitted a Form 20-F Registration Statement in the United States in December 2006 and was advised by the SEC that it has cleared all comments related to such Registration Statement. The Registration Statement may be reviewed in its entirety under the Company’s profile under the SEC website at www.sec.gov/edgar.shtml.

The Registration Statement registers the Company’s common shares under the Securities Act of 1933, as amended, and renders the shares eligible for listing in the United States. The Company’s common shares are not currently listed for trading on any exchange in the United States as of yet.

Common Shares

The following tables summarize the trading history of the Company's common shares on the TSX for the year ended December 31, 2011:

Table 5: Trading History of the Company’s Common Shares on the TSX (2011)

Month	High	Low	Close	Volume	# of trades
January 2011	1.17	0.99	1.05	21,257,752	11,111
February 2011	1.17	1.00	1.08	823,935,357	10,498
March 2011	1.09	0.97	1.05	23,331,524	8,449
April 2011	1.29	1.03	1.28	52,431,036	10,717
May 2011	1.29	1.05	1.12	19,007,908	6,952
June 2011	1.13	1.00	1.09	7,048,199	4,253
July 2011	1.28	1.06	1.14	11,682,913	6,172
August 2011	1.24	0.84	1.02	15,914,178	7,532
September 2011	1.15	0.78	0.78	13,226,883	4,592
October 2011	1.00	0.63	0.96	6,187,042	2,615
November 2011	0.93	0.76	0.77	9,596,216	2,261
December 2011	0.87	0.73	0.80	13,414,960	3,087

The Company’s common shares are also traded on the Frankfurt Stock Exchange (Germany) and the OTCQX International (United States).

Prior Sales

During the year ended December 31, 2011, the Company issued the following stock options, which options are not listed or quoted on any marketplace:

Table 6: Prior Sales

Date of Grant/Issuance	Exercise Price per Option	Number of Options Issued
	(Cdn$)
February 2	$1.06	1,950,000
May 25	$1.13	2,950,000
June 13	$1.09	150,000
June 21	$1.05	550,000
October 17	$0.89	250,000
October 27	$0.99	250,000
December 2	$0.77	900,000
December 5	$0.82	750,000

ITEM 7	DIRECTORS AND OFFICERS

Table 7 below sets forth information about the Company’s directors and executive officers and their respective positions as of the date of this AIF.

Table 7: Directors and Officers

Name, Address And Present Office Held	Principal Occupation For The Past Five Years	Shares Beneficially Owned Directly Or Indirectly	Date Of Election Or Appointment
John W. Greenslade President, Chief Executive Officer & Director West Vancouver, British Columbia, Canada	President and CEO of the Company since April 19, 2004	830,000[1]	April 19, 2004
Giles Baynham[2], ,3, Independent Chair Vancouver, British Columbia	President, CB Gold (April 29, 2011 to present), Vice President, Corporate Development and Chairman, CB Gold (May 2009 to April 29, 2011); President, SGA Resources Inc. (July 2008 to present); and Director of Debt Finance, Endeavour Financial Corporation (May 2003 to June 2008).	210,500	May 25, 2011
François Marland[3,5] Independent Director Switzerland	Self-employed	162,900	May 25, 2011[6]
Gerald Prosalendis3, 4 Independent Director Vancouver, British Columbia	Vice President Corporate Development of Quaterra Resources Inc.	150,000	May 25, 2011
Graham Thody[2,4] Independent Director North Vancouver, British Columbia	Chartered Accountant (Retired 2007), President and CEO of UEX Corporation	Nil	June 18, 2004
Wolf Seidler[4,5] Independent Director North Bay, Ontario	Independent Consultant, Consultant with Argos Consultants sarl (2004 – 2009)	25,000	January 28, 2011
Charles Thomas Ogryzlo[2,5] Independent Director San Jose, Costa Rica	Retired. Former Vice President - Latin America of Ram Power Corporation	100,000	June 18, 2004

Name, Address And Present Office Held	Principal Occupation For The Past Five Years	Shares Beneficially Owned Directly Or Indirectly	Date Of Election Or Appointment
Rowland Wallenius, CA Chief Financial Officer White Rock, British Columbia	CFO of the Company (since 2007); Controller of the Company (2006-2007)	300,000	December 12, 2007
Adam Wright, M.Eng Chief Operating Officer Vancouver, British Columbia	Managing Director at the Lumwana copper mine and Mine General Manager at the Hidden Valley gold/silver open pit	Nil	December 15, 2011
Michael Shaw, P.Eng Vice President – Construction and Engineering Santa Rosalia, BCS, Mexico	VP Engineering and Construction and COO of the Company	Nil	August 17, 2007
Charles Hennessey Vice President of Operations Santa Rosalia, Mexico	Operations Manager at the Lumwana Mine and Deputy General Manager of the Hidden Valley	Nil	December 15, 2011
Kendra Low, MBA Vice President Administration and Corporate Secretary North Vancouver, British Columbia	Vice President Administration and Corporate Secretary of the Company	5,000[7]	Corporate Secretary July 20, 2006 VP Admin. May 2, 2008
David Dreisinger Vice President Metallurgy Delta, British Columbia	Vice President Metallurgy, Professor Faculty of Applied Science, Department of Metal and Materials Engineering at University of British Columbia, VP Metallurgy of the Company	450,000	May 17, 2004
Tawn Albinson Managing Director Mexico Mexico City, Mexico	Managing Director Mexico for MMB, Consulting Geologist	150,000	January 22, 2002

Footnotes:
1.	4,005,825 common shares are held by an offshore trust company. John Greenslade and his family are, indirectly, potential discretionary beneficiaries of a trust, trusts or foundation administered by such company. Mr. Greenslade and his family have no legal interest in such common shares nor do they exercise direction or control over such common shares or over the trustee.

2.	Denotes a member of the Audit Committee.
3.	Denotes a member of the Compensation Committee.
4.	Denotes a member of the Nominating Committee.

5.	Denotes a member of the Corporate Governance Committee
6.	These Shares are held by the children of Mr. Marland in accounts over which he exercises indirect direction or control.
7.	These shares are held beneficially by the spouse of Ms. Low.

The number of voting securities of Baja beneficially owned, or controlled or directed, directly or indirectly, by all directors and officers of the Company as a group is 6,384,225 or approximately 1.9%. This number includes securities of Baja owned by trusts in which directors and officers of the Company are discretionary beneficiaries.

The term of office of the directors expires annually at the time of the Company's annual general meeting. The term of office of the officers expires at the discretion of the Company's directors.

Biographies

Directors and Officers

John Greenslade, P.Eng., LLB., Chief Executive Officer, President & Director

Mr. Greenslade has been President and Chief Executive Officer of the Company since April 2004. Formerly a Partner of the law firm Holmes Greenslade, his practice focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts. Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production. Mr. Greenslade graduated from the University of British Columbia in 1972 with a Bachelor of Applied Science (B.A.Sc.) in Mineral Engineering and a Master of Engineering degree in 1975. He also graduated with a Bachelor of Laws in 1978. He is a member of the Association of Professional Engineers for the Province of British Columbia and also a member of the Law Society of British Columbia. He served as a director of a TSX listed company from October 1995 to July 1999 and several TSX-V companies from 1992 to present. He is also President and CEO of Catalyst Copper Corp. (a mineral exploration company).

Giles Baynham, M. Eng ARSM, Chairman & Independent Director

Mr. Baynham is a mining engineer and former banker with significant experience in the development and financing of mining and oil and gas projects. Mr. Baynham attended the Imperial College, Royal School of Mines in London, UK to obtain his M. Eng in Mining Engineering. Having started his career with Rio Tinto Plc, he worked for nearly eight years in London in finance, followed by five years with Endeavour Financial Corporation in Vancouver, British Columbia.

François Marland, Independent Director

Mr. Marland has over twenty years of global business experience and is a published author. Mr. Marland completed his Masters of Law in France in 1979 and went on to teach and practice law until 1987. Mr. Marland founded a group of 100 companies from 1987 until 1992. His group was composed of various industrial, distributional, internet and financial companies. In 1992 he sold the group, which by that time consisted of 4,500 employees, for $8 billion French Francs. He then turned his attention to investing in capital risk ventures. Since selling his group in 1992, Mr. Marland has acted as an advisor and capital risk-taker to more than 300 companies from different sectors of the market. Mr. Marland is also a director and Vice Chairman of Yukon-Nevada Gold Inc.

Gerald Prosalendis, Independent Director

Mr. Prosalendis brings to the Company his experience in corporate strategy, markets, shareholder relations and communications. He was the Vice President Corporate Development of Western Silver Corporation and was involved in the successful sale of that company in 2006 to Glamis Gold Ltd. for $1.6 billion. He was also Vice President Corporate Development of Dia Met Minerals Ltd., a member of the team that developed the Ekati diamond mine and was involved in the sale of Dia Met to BHP Billiton for $687 million in 2001. Mr. Prosalendis has been a consultant to Anderson & Schwab Inc., a mineral and business firm based in New York, a Senior Counselor for James Hoggan & Associates of Vancouver and an advisor to public and private companies in the natural resources, high technology and biotechnology sectors.

Graham Thody, C.A., Independent Director

Mr. Thody is currently the President, CEO and a Director of UEX Corporation, a company listed on the TSX. He is a retired Partner of Nemeth Thody Anderson, Chartered Accountants, a position he held from 1979 to 2007. His practice focused on audits of reporting companies, corporate mergers and acquisitions and domestic and international tax matters. He graduated from the University of British Columbia in 1973 with a Bachelor of Commerce degree (Marketing). Mr. Thody is a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants. He is currently a Director of other reporting companies listed on the TSX and the TSX-V.

Wolf Seidler, B. Sc. App Sc., P.Eng, ICD.D, Independent Director

Mr. Seidler is a graduate of Queen’s University with an honours degree in Mining Engineering, and is a member of the Association of Professional Engineers of Ontario, the Order of Engineers of Quebec, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than 40 years experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS, J.S. Redpath Ltd., as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For five years he managed, on behalf of the French National Waste Agency (Andra), a nine country European R & D project related to the deep geological disposal of highly radioactive long lived waste. Mr. Seidler is also a director of Bridgeport Ventures Inc.

C. Thomas Ogryzlo, P. Eng, Independent Director

Mr. Ogryzlo was, until his retirement on December 31, 2010, President of Polaris Geothermal Corp., the Latin American subsidiary of Ram Power Corporation. He has over thirty five years of experience on mining, energy, and industrial projects and has been responsible for the development, financing, engineering, construction and operations of projects in many parts of the world. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada. Ram Power Corp. is a renewable energy producing company presently developing a 72 MW geothermal power project through its subsidiary Polaris Energy Corp., in Nicaragua at a cost of $350 million.

Mr. Ogryzlo has in the past been President of several producing precious and base metal mining companies, including, Triton Mining Corporation, Blackhawk Mining Inc. and Cerro Matoso S.A. For many years, he held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the world’s largest engineering contractors. His experience in exploration and development of numerous multi-million dollar projects spans the world. Over a six year period with Hanna Mining, he initially directed process development work as project manager, and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing a $450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Mr. Ogryzlo has served as a director of many public companies, including Franco Nevada Mining Corp., Vista Gold, Aura Minerals, Birim Goldfields and Tiomin Resources.

Rowland Wallenius, C.A., Chief Financial Officer

Mr. Wallenius graduated with a Bachelors of Business Administration in Accounting from Simon Fraser University, Burnaby, B.C. (1993) and became a Chartered Accountant in 1996. He worked as a Chartered Accountant for BDO Dunwoody and Collins Barrow in Vancouver, B.C., focusing on public company auditing. In 1997, Mr. Wallenius became corporate controller of a publicly traded waste recycling company until 1999 when he joined Planet Earth Recycling Inc. as President and CFO. In both these positions he was responsible for the accounting, regulatory departments and equity financing by the companies. From late 2001 to 2005 he provided accounting and consulting services to several private and public corporations including several start-up ventures in which Mr. Wallenius set up the accounting and internal control systems for public reporting in Canada and the United States. In 2005, Mr. Wallenius joined the resource industry when he became the interim controller of Augusta Resources Corporation, Sargold Resource Corporation and Wildcat Silver Corporation. He continued the development of financial and public reporting, assisted in equity financing and assisted companies to become listed on the Toronto Stock Exchange. Mr. Wallenius is responsible for finance, corporate and operational accounting and treasury.

Adam Wright, M.Eng, Chief Operating Officer

Mr. Wright brings over 23 years of experience to Baja and is a proven leader with a track record of building and operating mines globally. Mr. Wright holds a Masters in Engineering (Mineral Process Engineering, First Class) from the Royal School of Mines, University of London, United Kingdom. He was most recently the Managing Director at the Lumwana copper mine in Zambia, formerly owned by Equinox Minerals and prior to that, the Mine General Manager at the Hidden Valley gold/silver open pit operation in Papua New Guinea (PNG). He also previously held the positions of Mine General Manager and then General Manager Regional Development of Placer Dome’s Kalgoorlie operation in Australia.

Mike Shaw, P.E., Vice President – Engineering and Construction

Mr. Shaw graduated from the University of Texas, El Paso, with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering, in 1970 and 1975, respectively. Mr. Shaw has over 38 years of experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America. He recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi-billion dollar semi-grassroots copper gold project. Mr. Shaw also held the title of Regional Director of Projects and was responsible for project execution in Africa. From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation out of Denver, Colorado. Mr. Shaw was responsible for engineering, permitting, construction and start-up of the San Cristobal zinc/lead/silver mine project in Bolivia. He participated in the finalization of the feasibility study and then continued on to lead the preparation of basic engineering and permitting for the project. Mr. Shaw has been instrumental in the engineering, construction and start-up of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to present, including the Tiomin Resources, Inc. Cerro

Colorado copper deposit in Panama, CODELCO projects in Chile, for Cyprus in Peru, and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner). Mr. Shaw’s experience in the last 25 years has largely focused on project development throughout Latin America. Mr. Shaw is a member of the SME, MMSA, and has been admitted as a professional engineer in California, Arizona and New Mexico.

Charles Hennessey, Vice President of Operations

Mr. Hennessey brings over 24 years of mining and operations experience to Baja. His career began at Placer Dome’s Endako Mine in British Columbia in 1987 leading a large team of maintenance and engineering employees. His most recent experiences include the positions of Deputy General Manager of the Hidden Valley project in PNG, where he was focused on operational readiness planning and delivery of production requirements, and Operations Manager at the Lumwana Mine responsible for increasing materials movement and plant throughput in a safe manner.

Kendra Low, MBA, Vice President Administration and Corporate Secretary

Ms. Low holds a Master of Business Administration from UBC and a Bachelor of Human Kinetics, Commerce Minor from UBC. She has been involved with the Company since April 2004 and was the Company’s first employee. Prior to joining the Company, Ms. Low worked for the law firm of Holmes Greenslade, barristers and solicitors, as a legal assistant in corporate securities. She was appointed Corporate Secretary on July 20, 2006 and Vice President Administration on May 2, 2008. She is responsible for the creation and regulation of the Company’s corporate governance structures, policies and mechanisms, and regulatory compliance in both Canada and the United States; corporate communication and investor relations; office and personnel management; creation and administration of company policies and procedures; document and records management; and corporate social responsibility governance.

David Dreisinger, Ph.D, P.Eng, Vice President Metallurgy

Dr. Dreisinger holds the position of Professor and Industrial Research Chair in Hydrometallurgy at the University of British Columbia. He has been a professor at UBC since 1988. He has published over 100 papers and has been involved as a process consultant in industrial research programs with metallurgical companies. He has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper matte. Dr. Dreisinger also co-invented the Mt. Gordon Copper Process for copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. He has been actively involved in the development of the proposed metallurgical flow sheet for Boleo and is one of the recognized experts in the world in the area of hydrometallurgy. He is also a director of Polymet Mining Corp.

Tawn Albinson, M.Sc. (Geology), Managing Director Mexico

Mr. Albinson holds a Bachelor of Science in geology from Macalester College and a Master of Science in economic geology from the University of Minnesota. Mr. Albinson has been an exploration geologist in Mexico throughout the majority of his career, and has run a large number of drilling programs during such period. Since May 1998, to present, he has run a fluid inclusion laboratory in Mexico City, providing consulting services to various companies in the mining industry.

Committees of the Board of Directors

The Board has established four standing committees of the Board: the Audit Committee, the Compensation Committee, the Nominating Committee and the Corporate Governance Committee.

The Audit Committee

The Audit Committee has three members:

Graham Thody, C.A. (Chair);
Giles Baynham; and
C. Thomas Ogryzlo.

Complete biographies of members of the Audit Committee, including relevant education and experience, can be found in the Biographies section that begins on page 48 of this AIF.

The Audit Committee shall consist of at least three directors, all of whom shall satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. The Committee must be appointed annually by the Board immediately following the annual general meeting of the Company. The purpose of the Audit Committee is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

  the audit process;

  the integrity of the financial statements, management’s discussion and analysis (MD&A) and other related disclosure;

  the financial accounting and reporting process to shareholders and regulatory bodies; and

  the adequacy and effectiveness of the system of internal controls.

The Charter of the Audit Committee

The complete text of the Charter of the Audit Committee is contained in Appendix “A” to this AIF.

Pre-Approval Policies and Procedures

All of the audit, audit-related, tax and other fees were pre-approved by the Audit Committee.

Principal Accounting Fees and Services – Independent Auditors

Table 8 below shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP (“PwC”), Independent Registered Chartered Accountants, in each of the last two years.

Table 8: Aggregate Fees Billed by PwC (2011 & 2010)

	Years ended December 31
	2011	2010
Audit[1]	$630,710	$283,195
Audit Related[2]	$159,842	$268,996
Tax[3]	$69,572	$27,858
All Other Fees[4]	Nil	$89,144
Total	$860,124	$669,193

Footnotes:
1.	The aggregate audit fees billed.
2.	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”. These fees include a review of quarterly filings, a review of the United States Form 40-F and Form 20-F Registration Statements, as well as work performed by PwC related to the prospectuses filed by the Company.
3.	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. These fees include annual tax returns and tax advisory services.
4.	The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied upon any exemptions under MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

The Compensation Committee

The members of the Compensation Committee are as follows:

  Gerald Prosalendis (Chair);

  Giles Baynham; and

  François Marland

All of the members of the Compensation Committee are independent directors.

The Compensation Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

Charter of Compensation Committee

The Charter of the Compensation Committee can be found under the Company’s profile on SEDAR (www.sedar.com) or on the Company’s website (www.bajamining.com).

The Nominating Committee

The members of the Nominating Committee are as follows:

  Graham Thody (Chair);

  Gerald Prosalendis; and

  Wolf Seidler.

All of the members of the Nominating Committee are independent directors.

Charter of the Nominating Committee

The Charter of the Nominating Committee can be found under the Company’s profile on SEDAR (www.sedar.com) or on the Company’s website (www.bajamining.com).

Corporate Governance Committee

The members of the Corporate Governance Committee are as follows:

  Wolf Seidler (Chair);

  François Marland;

  C. Thomas Ogryzlo.

The Committee shall consist of at least three directors, all of whom are independent and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. The Committee must be appointed annually by the Board immediately following each Annual General Meeting (“AGM”) of the Company, and its members shall hold office until the next AGM, the Committee’s duties are to develop and recommend to the Board, a set of corporate governance polices and principles applicable to the Company in accordance with regulatory body rules and regulations; and

Charter of the Corporate Governance Committee

The Charter of the Corporate Governance Committee can be found under the Company’s profile on SEDAR (www.sedar.com) or on the Company’s website (www.bajamining.com).

Potential Conflicts of Interest of Baja’s Officers/Directors

Certain members of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Please refer to Table 9 below for details. Such associations may give rise to conflicts of interest from time to time.

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Table 9:Other Public Company Directorships and Committee Appointments as at January 31, 2012

(Note: (C) = Chair of Committee; (M) = Member of Committee)

Name of Director	Other Public Company Directorships	Stock Exchange	Committee Appointments
John Greenslade	Yukon Nevada Gold	TSX	Chairman of Board, Compensation (C)
	Catalyst Copper Corp.	TSX-V	None
Graham Thody	Geologix Explorations Inc.	TSX	Chairman of Board; Audit (C); Governance & Nominating (M); Compensation (M)
	GoldSource Mines Inc.	TSX-V	None
	SilverCrest Mines Inc.	TSX-V	Audit (C); Governance and Nominating (M); Compensation (M)
	UEX	TSX	None
C. Thomas Ogryzlo	Aura Minerals Inc.	TSX	Lead Director; Compensation (M); EHSR² (M)
	Vista Gold Corp.	TSX	Governance (C); Audit (M); Compensation (M)
Wolf Seidler	Bridgeport Ventures Inc.	TSX	Audit (M)
Giles Baynham	CB Gold Inc.	TSX-V	Audit (M)
	Alexander Nubia International Inc.	TSX-V	Audit (C); Compensation (M)
Gerald Prosalendis	Catalyst Copper Corp.	TSX-V	Audit (M); Compensation (C)

Footnote:
1.	EHSR Committee = Environmental, Health, Safety and Social Responsibility Committee

If a director or senior officer of the Company holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer of the Company, the director or senior officer must disclose the nature and extent of the conflict to the directors of the Company, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director or senior officer of the Company. The Company does not have a specific policy in place with respect to the allocation of corporate opportunities between the Company and the other entities with which its officers and directors are affiliated.

ITEM 8	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company does not know of any material active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 9	CEASE TRADE ORDERS, BANKRUPTIES, PENALTIES OR SANCTIONS

Other than as disclosed below, none of the Company’s directors or executive officers, or any shareholder holding a sufficient number of securities of the Company to affect materially, the control of the Company:

(a)	is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
	(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
	(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Greenslade is a director of Minterra Resource Corp. (“Minterra”). On April 30, 2009, Minterra received notice from the TSX-V that it was being halted from trading as it had less than three directors. All directors and officers, other than John Greenslade, resigned prior to April 30, 2009. John Greenslade remained as a director and officer to attempt to re-structure Minterra for the benefit of its shareholders. On May 11, 2009, Minterra was cease traded by the BC Securities Commission for failure to file financial statements, associated Certificates of Disclosure, and fees. The cease trade order remains in effect. Minterra is currently without financial resources. Minterra held a shareholders’ meeting and received approval to consolidate its issued capital as a first step in re-organization to reactivate. Its ability to reactivate was subject to making satisfactory arrangements with existing creditors and completing share for debt settlements and an equity issue. Minterra was not able to reach agreement with its creditors and it is expected that it will be struck from the Registrar of Companies in B.C. Further to the cease trade on May 11, 2009, Minterra also received a notice to de-list from the TSX-V on July 3, 2009 and Minterra’s TSX-V listing was transferred to NEX on August 11, 2009. Mr. Greenslade was a director of Trigon Uranium Corp. (“Trigon”) (now called IC Potash Corp.), and was advised by the President of Trigon that on August 28, 2007, a document was received by Trigon from the Pennsylvania Securities Commission in regard to a purported cold call to at least one Pennsylvania resident and the offer for sale of units of Trigon by a representative of Coal Harbor Communications (“CHC”) in Vancouver, Canada. In the document from the Pennsylvania Securities Commission, it was stated that: “It is ordered that the Respondents Trigon and CHC, and every successor, affiliate, control person, agent, servant and employee of each of them, and every entity owned, operated, or indirectly or directly controlled or hereinafter organized by or on behalf of them, shall immediately cease and desist from offering and selling the units in the Commonwealth of Pennsylvania, in violation of the 1972 Act, and in particular Section 201 thereof.” Subsequently, discussions were carried out between Trigon and the Pennsylvania Securities Commission with the assistance of the US attorneys of Trigon. Dale Paruk, provided a declaration before the Commonwealth of Pennsylvania where he stated that he was the owner and principal of CHC, that

CHC had never been designated or acted as an agent of Trigon, that CHC had been specifically told that no contacts could be made to investors in the United States regarding Trigon’s equity issue by him or any of his associates, that Trigon could only consider offers to purchase its securities from US investors if there were substantial prior relationships or if the potential investors were qualified under US Securities Laws, that he was expressly told not to make cold calls to US residents about Trigon, and the he understood that a “rogue employee” of CHC had made such a call, and that as a result that employee had been terminated. On June 24, 2008, the allegations of the Pennsylvania Securities Commission were settled as follows: 1) There was no admission of guilt or denial of the allegations; 2) the Summary Order to Cease and Desist issued on August 28, 2007 was rescinded; 3) Trigon paid investigative and legal costs; and 4) Trigon paid an administrative assessment.

ITEM 10	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company and no associate or affiliate of the foregoing persons has, or has had any material interest, direct or indirect, in any transaction during the current financial year that has materially affected or will materially affect the Company or any of its subsidiaries.

ITEM 11	TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company’s common shares is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

Registration facilities are maintained in and transfers of the Company’s securities may be affected through Computershare's offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 12	MATERIAL CONTRACTS

1.	License Agreement dated September 3, 2004 with Commonwealth Scientific & Industrial Research Organization (“Commonwealth Scientific and Industrial Research Organization”) granting the Company a non-exclusive royalty free license to certain intellectual property owned by Commonwealth Scientific and Industrial Research Organization relating to synergistic direct solvent extraction for the recovery of cobalt, zinc and copper from leach solutions.

2.	Agreement between CONANP, Bank Monex, Ecobanco and the Company to establish a trust fund to support environmental conservation measures within the El Vizcaíno Biosphere. For terms and conditions of this Agreement, please refer to Item 3 (subsection - Environmental).

3.	Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB. In May 2008, the Company completed an agreement (dated April 17, 2008) with a Korean Consortium in order to access a portion of the funding requirements for the Boleo Project, in exchange for cash proceeds of Cdn$91,537,581 (received July 9, 2008), as well as other contingent consideration and agreed upon terms.

4.	Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V. - This agreement was signed on May 30, 2008 between Baja, Invebaja, MMB, Kores, LS Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Copper Foil Co. Ltd.

5.	Baja Funding Loan - The Baja Funding Loan is an agreement between MMB and Korean Boleo Corporation to fund US$50 million to cover a portion of Baja’s equity contributions to MMB in relation to the Boleo Project.

6.	Off-Take Agreement for Copper Cathode between MMB and the Korean Boleo Corporation, S.A de C.V. - This agreement provides the Korean Boleo Corporation with 30% of the annual production from Boleo on commercial terms. Further terms of this agreement are confidential and have been granted confidential treatment by the SEC.

7.	Underwriting Agreement between the Company, Raymond James Ltd. and Canaccord Genuity Corp. dated November 1, 2010 for the purchase of 145,500,000 common shares from the Company on a bought deal basis for $1.10 per common share for aggregate proceeds of approximately Cdn$160,050,000. The Company granted an over-allotment option to Raymond James Ltd. and Canaccord Genuity Corp. to purchase an additional 21,825,000 common shares at a price of $1.10 per common share. The over-allotment option was exercised as part of this offering.

8.	Project Facilities Common Terms Agreement signed between Baja and its subsidiaries, US Exim, EDC, KDB, the Commercial Lenders and Deutsche Bank Trust Company Americas for the Project Facilities associated with financing of the Boleo Project. For further details, please refer to Item 2, subheading “2010”.

9.	EPCM Contract dated October 2010 for engineering, procurement and construction management services in conjunction with the Boleo Project. For further information on duties and work to be carried out under the EPCM contract, please refer to Item 2, subheading “2009”.

ITEM 13	NAMES OF EXPERTS

To the best of the Company’s knowledge, no experts listed below have any interests, or interests above 1% of the issued and outstanding securities of the Company at the date of this AIF.

Reference is made in documents and technical reports filed by the Company in to experts’ (i.e. “qualified persons” as defined in NI-43-101) statements by: Michael Shaw, P.E., Vice President Engineering & Construction of the Company; David Dreisinger, PhD, Vice President Metallurgy of the Company; Thomas Glück, PhD, Manager of Process Technology of the Company; Scott Britton, General Manager –Mining of the Company; Terry Hodson, P.Geo, General Manager – Geology of the Company; and Timothy Ross, PE, SME Registered Member, of AAI.

ITEM 14	ADDITIONAL INFORMATION

Further information regarding the Company is available on SEDAR at www.sedar.com, as well as on the Company’s website at www.bajamining.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal security holders and securities authorized for issuance under the Company’s 10% rolling stock option plan is available in the Company’s Management Information Circular (Form 51-102F5) that will was distributed to all shareholders of the Company on February 9, 2012 in preparation for the Company’s 2012 requisitioned Special Meeting being held on April 3, 2012. Additional financial information is provided in the Company’s 2011 annual financial statements and MD&A, also filed on SEDAR and the Company’s website.

APPENDIX ‘A’

Charter of The Audit Committee

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors (the “Board”) in carrying out its oversight responsibilities relating to:

  the audit process;

  the financial accounting and reporting process to shareholders and regulatory bodies; and

  the system of internal financial controls.

Composition

The Committee shall consist of at least three Directors, all of whom shall satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. The Committee must be appointed annually by the Board immediately following the Annual General Meeting (“AGM”) of the Company. The members of the Committee may appoint a Chair by majority vote of the full membership of the Committee. The Committee Chair must be appointed annually following the AGM of the Company. There is no limit to the number of terms, consecutive or otherwise, a Chair may serve. Each member of the Committee shall be financially literate, meaning that he or she has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. One member of the Committee must have accounting and financial expertise, meaning that he or she possesses financial or accounting credentials or has experience in finance or accounting.

Authority

The Committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties. The Committee shall have appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of compensation to the registered public accounting firm employed by the issuer for the purpose of rendering or issuing an audit report and to any advisers employed by the Committee.

Meetings and Reporting

The Committee is required to meet a minimum of four times annually, and as many additional times as necessary to carry out its duties effectively. The Committee may, on occasion, hold a meeting by conference call. The Committee may invite such officers, directors, and employees of the Company as it may see fit from time to time, to attend meetings of the Committee and assist thereat in the discussion and consideration of any matter.

The Committee is required to meet in camera at each Committee meeting without the presence of management. The Committee is required to meet in camera with the external auditor at each quarterly and annual meeting without the presence of management.

A quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment, of a majority of the number of members of the

Committee or such greater number as the Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour and place on the next business day following the date of such meeting. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour and place on the second business day following the date of such meeting. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present in person or by telephone. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as there is a quorum of the remaining members.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original, and all originals together shall be deemed to be one and the same instrument.

The Committee is required to produce draft minutes for each of its meetings within 15 business days following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Committee meeting. The Committee may appoint a non-Committee member as Recording Secretary at Committee meetings. Any resolutions passed during in camera sessions must be recorded. The Chair, Chief Financial Officer and Recording Secretary are responsible for signing off Committee meeting minutes.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls and financial reporting processes, and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The external auditor is also responsible for testing and reporting on the Company’s internal control procedures and processes.

The Committee should review and evaluate this charter and put forth any amendments or revisions to the Nominating and Corporate Governance Committee (“NCG Committee”) regarding this charter on an annual basis.

In order to honor the spirit and intent of applicable law as it evolves, the Corporate Secretary will recommend amendments to this charter, as necessary, to the Committee, and those amendments, along with any additional changes, where appropriate and necessary, will be recommended by the Committee to the Board for final approval and adoption.

To fulfill its responsibilities and duties, the Committee shall:

Management Oversight

o	Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives.
o	Review and evaluate the Company’s internal controls, as established by Management.

o	Review and evaluate the status and adequacy of internal information systems and security.
o	Meet with the external auditor at least once a year in the absence of Management.
o	Request the external auditor’s assessment of the Company’s financial and accounting personnel.
o	Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates.
o	Review and evaluate the Company’s banking arrangements.

External Auditor Oversight

o	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks.
o	Review the scope and approach of the annual audit.
o	Inform the external auditor of the Committee’s expectations.
o	Recommend the appointment of the external auditor to the Board.
o	Meet with Management at least once a year in the absence of the external auditor.
o	Review the independence of the external auditor on an annual basis.
o	Review with the external auditor both the acceptability and the quality of the Company’ accounting principles.
o	Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

Financial Statement Oversight

o	Review the quarterly reports with both Management and the external auditor.
o	Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management.
o	Review and discuss with management the annual audited financial statements.
o	Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

Related Party Transactions

o	Review for approval all related party transactions.

Other

o	With the input of the NCG Committee, review and at the Committee’s discretion, approve and recommend the Company’s Code of Business Conduct and Ethics to the Board.
o	With the input of the NCG Committee, review and at the Committee’s discretion, approve and recommend the Company’s Whistleblower Policy to the Board.